EXHIBIT 99.2

Telkom Group annual results

Provisional results for the year ended March 31, 2007

Telkom SA Limited

Registration no. 1991/005476/06

JSE and NYSE share code: TKG

ISIN: ZAE000044897

Special note regarding forward-looking statements

All of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information-Risk Factors,” of Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks to related mobile handsets, base stations and associated equipment; risk related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government’s other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s proceedings with Telcordia

Technologies Incorporated and others and its hearing before the Competition Commission related to the VANs litigation; our ability to negotiate favourable terms, rates and conditions for the provision of interconnection services and facilities leasing services; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, Number Portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communication and Provision of Communication-Related Information Act; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labour laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to confirm them to actual results or to changes in our expectation.

1 Overview

Johannesburg, South Africa – June 13, 2007, Telkom SA Limited (JSE and NYSE: TKG), today announced group provisional annual results for the year ended March 31, 2007.

The Group continued revenue growth across both business segments. The Group declared an ordinary annual dividend of 600 cents per share and a special dividend of 500 cents per share on June 13, 2007, both payable on July 9, 2007, for shareholders recorded in the register of the company at close of business on July 6, 2007.

GROUP FINANCIAL KEY PERFORMANCE AREAS FOR THE YEAR ENDED MARCH 31, 2007

- Operating revenue up 8.4% to R51,619 million;

- 1.4% decline in operating profit to R14,470 million;

- 38.3% group EBITDA margin;

- 45.0% net debt increase to R9,901 million, and net debt to equity ratio of 30.9%;

- Headline earnings per share decreased by 1.0% to 1,710.7 cents per share; and

- Basic earnings per share decreased by 3.7% to 1,681.0 cents per share.

Statement by Reuben September, Acting Chief Executive Officer:

“The Telkom Group has delivered continued revenue growth in its mobile business segment and its fixed-line business segment in the face of increasing competition in the telecommunication sector.

The fixed-line business grew revenue by 1.7% despite tariff decreases and competition from mobile operators, VANS and ISPs. In addition, the fixed-line business delivered an earnings before interest, tax, depreciation and amortisation (EBITDA) margin of 38.0%, including the effect of raising the Telcordia provision. The fixed-line segment continued to focus on defending its revenue through value-adding bundled products and term and volume discount plans for corporate customers. The Group’s fixed-line segment showed its ability to deliver data solutions to support the Group’s revenue growth. Telkom is proud to have delivered on its acquisition strategy with the acquisition of Africa Online during the year and Nigerian based Multi-Links subsequent to year end.

Vodacom again delivered an exceptional performance increasing its subscriber base 28.2% to 30.2 million customers.

Telkom now enters a challenging period with Neotel as its fixed-line competitor coupled with significant pressure on its product and services pricing. However, Telkom believes that its commitment to invest and build the Next Generation Network (NGN) will deliver the required benefits in terms of products and services at a reduced cost with increasing volumes. Telkom is also excited about the developing opportunities created by its Pan African connectivity and convergence strategies through its recent African acquisitions as well as the incorporation of Telkom Media, a company created to deliver on Telkom’s triple play strategy.”

FINANCIAL PERFORMANCE

Group operating revenue increased 8.4% to R51,619 million, while operating profit decreased marginally by 1.4% to R14,470 million. The Group EBITDA margin decreased to 38.3% as at March 31, 2007, compared to 43.2% at March 31, 2006, mainly due to higher fixed-line operating expenditure. The EBITDA margin for the mobile business decreased marginally from 34.7% to 34.6% for the year ended March 31, 2007, due to declining ARPUs as a result of increased lower spending customers connected.

Headline earnings per share decreased by 1.0 % to 1,710.7 cents per share and basic earnings per share decreased by 3.7% to 1,681.0 cents per share. The reduced earnings was attributed to a decrease in operating profit due to an increase in operating expenses, partially offset in part by an 8.4% increase in operating revenue and an 8.0% reduction in finance charges.

Cash generated from operations increased by 4.0% to R20,520 million and facilitated capital expenditure of R10,037 million and the repurchase of 12.1 million Telkom shares to the value of R1.6 billion. Our net debt to equity ratio of 30.9% at March 31, 2007, remains below the announced targeted range of between 50% and 70%, but is an improvement from the gearing of 23.2% at March 31, 2006.

Summary group provisional financial results

	March 31,
In ZAR millions	2006	2007	%
Operating revenue	47,625	51,619	8.4
Operating profit	14,677	14,470	(1.4)
EBITDA1	20,553	19,785	(3.7)
Capital expenditure2	7,506	10,249	36.5
Operating free cash flow	7,104	3,728	(47.5)
Net debt	6,828	9,901	45.0
Basic EPS (ZAR cents)	1,746.1	1,681.0	(3.7)
Headline EPS (ZAR cents)	1,728.6	1,710.7	(1.0)
Operating profit margin (%)	30.8	28.0
EBITDA margin (%)	43.2	38.3
Net debt to equity (%)	23.2	30.9
After tax operating return on assets (%)	25.6	22.8
Capex to revenue (%)	15.8	20.0
1. EBITDA and headline earnings have been reconciled to net profit – Refer to page 53.
2. Including spend on intangible assets.
OPERATIONAL DATA
	March 31,
	2006	2007	%
Fixed-line data
Fixed access lines (’000)1	4,708	4,642	(1.4)
Postpaid – PSTN	2,996	2,971	(0.8)
Postpaid – ISDN channels	693	718	3.6
Prepaid	854	795	(6.9)
Payphones	165	158	(4.2)
Fixed-line penetration rate (%)	10.0	9.8	(2.0)
Revenue per fixed access line (ZAR)	5,304	5,276	(0.5)
Total fixed-line traffic (millions of minutes)	31,015	29,344	(5.4)
Local	18,253	16,655	(8.8)
Long distance	4,446	4,250	(4.4)
Fixed-to-mobile	4,064	4,103	1.0
International outgoing	515	558	8.3
International VoIP	83	38	(54.2)
Interconnection	3,654	3,740	2.4
Mobile interconnection	2,299	2,419	5.2
International interconnection	1,355	1,321	(2.5)
Managed data sites	16,887	21,879	29.6
Internet customers3	284,908	305,013	7.1
ADSL2	143,509	255,633	78.1
Fixed-line employees (excluding subsidiaries)	25,575	25,864	1.1

Fixed-line employees (including subsidiaries)	26,156	26,797	2.5
Fixed-lines per fixed-line employee	184	180	(2.2)
Mobile data4
Total customers (’000)	23,520	30,150	28.2
South Africa
Mobile customers (’000)	19,162	23,004	20.1
Contract	2,362	3,013	27.6
Prepaid	16,770	19,896	18.6
Community services telephones	30	95	216.7
Mobile churn (%)	17.7	33.8	91.0
Contract	10.0	9.7	(3.0)
Prepaid	18.8	37.5	99.5
Mobile market share (%)	57.9	57.7	(0.3)
Mobile penetration (%)	70.6	84.2	19.3
Total mobile traffic (millions of minutes)	17,066	20,383	19.4
Mobile ARPU (ZAR)	140	125	(10.7)
Contract	572	517	(9.6)
Prepaid	69	63	(8.7)
Community services	1,796	902	(49.8)
Mobile employees5, 6	4,305	4,727	9.8
Mobile customers per mobile employee5, 6	4,451	4,867	9.3
Other African countries
Mobile customers (‘000)	4,358	7,146	64.0
Mobile employees6	1,154	1,522	31.9
Mobile customers per mobile employee6	3,776	4,695	24.3

1. Excludes Telkom internal lines of 107,719 (2006: 103,740).

2. Excludes Telkom internal lines of 523 (2006: 249).

3. Includes Telkom Internet ADSL, satellite and dial-up subscribers.

4. 100% of Vodacom data.

5. Includes Holding company and Mauritius employees.

6. Includes Agency temporary employees.

2 Operational overview

DELIVERING VALUE TO OUR SHAREHOLDERS

The Group is continuing its drive to create value for its shareholders and is pleased to be able to declare an ordinary annual dividend of 600 cents per share and a special dividend of 500 cents per share on June 13, 2007, both payable on July 9, 2007, to shareholders recorded in the register of the company at close of business on July 6, 2007.

The telecommunication landscape is changing rapidly and requiring Telkom to invest in the future. Customer demands are increasing and the dynamics of product, price and service levels needs renewed approaches to create attractive value propositions. Competitive forces are also constantly changing as a result of emerging new business models due to the triple and quad-play convergence opportunities and the ability of Internet Service Providers and Value Added Network services providers to dis-intermediate voice from the fixed-line operator. Reputation and image are increasingly becoming differentiators as the commoditisation of voice continues. In addition, regulation is moving towards favouring new entrants and South Africans are demanding a reduction of input costs to stimulate economic growth.

Telkom is fully aware of the challenges and is responding innovatively to protect and grow its market while taking telecommunications into the future through investment into its Next Generation Network, Telkom Media and other parts of Africa.

The fixed-line revenue increased 1.7% despite tariff reductions in its regulated basket of products and services and the loss of dial-up minutes due to our ADSL rollout and cannibalisation by our bundled products. The tariff reductions were offset in part by volume growth in data services, increased revenue from mobile outgoing calls and rental and service fees. The fixed-line EBITDA margin of 38.0% is within management’s guidance of 37% – 40%. Fixed-line operating expenses increased by 7.2% primarily as a result of the strong product demand, competitive positioning, growth initiatives, focus on the quality of our network and our services and the provision of liability in the Telcordia dispute.

Vodacom continues to show impressive growth in its subscriber base which increased 28.2% to 30.2 million. Vodacom’s revenue increased by 20.9% to R41.1 billion (50% share: R21 billion). South African mobile customers increased by 20.1% to 23.0 million (2006: 19.2 million) for the year ended March 31, 2007, reinforcing Vodacom’s market leadership position in South Africa. Customers grew 55.3% to 3.2 million (2006: 2.1 million) customers in Tanzania, 67.5% to 2.6 million (2006: 1.6 million) customers in the Democratic Republic of Congo, 35.4% to 279 thousand (2006: 206 thousand) customers in Lesotho, and 101.6% to 988 thousand (2006: 490 thousand) customers in Mozambique. Exceptional customer growth and improved efficiencies in the mobile business resulted in a stable EBITDA margin at 34.6% against a declining ARPU due to lower income segment customer connections.

THE CHANGING REVENUE POSITION

Fixed-line revenue increased by 1.7% to R33,295 million largely as a result of a 12.6% increase in data revenues to R7,484 million

(2006: R6,649 million) and 8.3% growth in subscription and connections to R6,286 million (2006: R5,803 million). Interconnection revenue was stable at R1,638 million (2006: R1,654 million). Traffic revenue declined by 4.7% to R16,738 million (2006: 17,563 million).

The focus on building a world class Next Generation Network is already delivering benefits through our ability to provide innovative and value adding voice and data solutions particularly to the corporate market. The growth of data products and broadband is a key focus area for the fixed-line business.

ADSL subscribers increased 78.1% to 255,633 and are targeted to reach 420,000 for the year ending March 31, 2008. Telkom aims to achieve ADSL penetration of 15% – 20% of fixed access lines by 2010/2011 with the introduction of new service offerings and aggressive price reductions through increasing volume and position ourselves in the competitive environment. The Self install is now operational and growing. The Self install option has been utilised by 28,779 customers as at March 31, 2007. In addition, Telkom has upgraded its DSL192 users to 384 Kbit/s and is now offering 4Mbit/s for DSL 1024 customers. Internet customers including dial-up subscribers; ADSL customers powered by Telkom Internet and Internet satellite subscribers; has increased 7.1% to 305,013 customers.

The introduction of ADSL Self install is expected to continue to improve the Average-Time-To-Install which has improved to an average of 23 days (2006: 31 days) at March 31, 2007, where infrastructure is available. A Broadband Demand Register has been set up to capture and identify growth areas for the future. Port automation should also improve Telkom’s ability to deliver ADSL services faster. The planned deployment of the automated metallic test system and the self help/self diagnostic tool of Phase 1 of the Broadband Service Assurance System later in the year should support Telkom’s drive to continue to provide high quality service.

The exciting new Do Broadband offering, which bundles ADSL access and a TelkomInternet account at discounted rates, should stimulate ADSL demand and provide Telkom customers with the quality, speed and content demand in South Africa.

The increased demand for broadband during the year ended March 31, 2007, has resulted in growth in leased line and other data services revenue of 10.2% to R5,820 million (2006: R5,282 million). Revenue from cellular operator fixed links has increased 21.8% to R1,664 million (2006: R1,367 million) for the year ended March 31, 2007, primarily as a result of the strong growth of mobile data offerings. Growth in mobile data revenue is mainly due to data initiatives such as 3G, HSDPA, Vodafone Live!, Vodafone Simply, Blackberry® and the continued popularity of SMS. Revenue from managed data sites has increased 16.3% to R535 million (2006: R460 million) during the year ended March 31,2007.

Vodacom’s data revenue increased by 64.0% to R3,342 million (50% share: R1,671 million) for the year ended March 31, 2007 contributing 8.1% (2006: 6.0%) to mobile operating revenue.

Telkom has successfully trialed WiMAX and 14 sites with base stations which are currently operational in Pretoria, Cape Town and Durban. A further 57 sites with base stations will be built as WiMAX begins to complement the ADSL roll-out countrywide.

Telkom has made an offer to Business Connexion’s (“BCX”) shareholders to acquire 100% of BCX for R2.4 billion. The offer price constitutes R9 per share, plus allowing BCX to pay a special dividend of 25 cents per share. The BCX acquisition is subject to approval of the Competition Authorities and the Telkom and BCX Boards have extended the time period for conclusion of the transaction to July 1, 2007, unless further extended by agreement between Telkom and BCX. BCX is expected to create shareholder value as it enables Telkom to enter the data hosting and desktop management market. These services are complementary to the value adding products and services being developed within Telkom.

Telkom media

On August 31, 2006 Telkom announced the creation of Telkom Media (Pty) Limited. Telkom Media has applied to the Independent Communication Authority of South Africa (ICASA) for a commercial satellite and cable subscription broadcast license. Telkom Media’s vision is to be Africa’s “digital media provider of choice” and is developing a set of new digital media services to address the diverse needs of both the consumer and business markets. Telkom Media will provide services through a wide range of digital platforms, positioning itself in new, high growth areas of the information, communication and entertainment market.

Telkom Media is seeking to develop a digital service portfolio across three core service areas:

- Content and services over the Internet (online content services and ISP services);

- Content and services over satellite (Satellite TV and radio); and

- Content and services over a “Quality of Service” network (IPTV including broadcast and on-demand TV and interactive services).

AFRICA ONLINE

Africa Online is an Internet Services Provider with operations in Kenya, Tanzania, Cote d’Ivoire, Ghana, Uganda, Namibia, Swaziland

and Zimbabwe. The company was acquired for R150 million during February 2007.

The investment approach focuses on brand development, creation and development of customer channels, improvement of network systems, human resources development and an expansion drive targeting other African countries.

Multi-links

Multi-Links, Private Telecommunication Operator in Nigeria with a Unified Access License allowing fixed, mobile, fixed-wireless, international and data service, was acquired in April 2007 for R1,985 million (USD280 million).

Multi-Links will focus on brand awareness and promotional campaigns to increase the revenue of fixed-wireless and mobile customers and will offer easy to understand high-value bundles, differentiated on voice quality and service. Broadband internet with ISP services will target high value bundles and high quality IP NGN services are planned to be launched for Government, Corporate and Business customers. Metro Ethernet Services are planned to be deployed in Lagos to attract high-end Corporate users and Carrier Class wholesale products and services are planned to be introduced by establishing an earth station to provide international connectivity.

Offering value to customers

Telkom’s strategy is to become an Information Communication Technology (ICT) solutions partner for global, corporate, business and residential customers, moving up the value chain, providing higher level products and services to our traditional voice and data products. This strategy has been validated by our success in winning large corporate customer accounts and delivering to their ICT requirements from voice products and services to network management.

Telkom’s aim is to enhance the customer experience by introducing innovative value enhancing bundled products and services. In line with this strategy, Telkom Closer bundles rental, call answer, peak minutes and off-peak minutes and ADSL into a package which allows the customer to pay a flat monthly charge. Telkom Closer now bundles PC’s to improve the PC penetration rate in South Africa. Demand for the Telkom Closer range of products has resulted in the sign up of 217,564 customers during the year ended March 31, 2007.

Telkom’s enhanced business bundles have shown strong growth. Telkom launched the Supreme Call package during May 2006. As at March 31, 2007 Telkom had 5,771 Supreme Call package subscribers.

Telkom’s strategic intent to retain and grow revenues has led to the development of flat rate plans to combat the negative minutes of use trend in the consumer market and term and volume discount packages for the corporate market. The sales of the term and volume discount plans have performed exceptionally well. In addition, arbitrage opportunities between local and long distance and the gap between Standard time and Callmore rates are being reduced while tariff rebalancing is taking place.

Through bundled products Telkom intends to increase its annuity income, create a value comparison for customers and improve our competitive position. Annuity revenue constitutes 9.9% of Telkom’s fixed-line segment’s revenue as at March 31, 2007 (2006: 8.2%).

COMPETITIVE PRICING AND VOLUME GROWTH

Telkom announced an overall average tariffs decrease on our regulated basket of products and services of 1.2%, to be filed with ICASA to become effective on August 1, 2007.

Telkom expects that its future tariff rebalancing will continue to focus on the relationships between actual costs and tariffs of Subscription and Connections and Traffic in order to more accurately reflect underlying costs and to capture volume.

The reduction of telecommunication costs should benefit all South Africans and contribute positively to the economy.

STRONG MOBILE PERFORMANCE

Vodacom performed exceptionally well in the year ended March 31, 2007, retaining its market share at approximately 58%, and increasing net profit by 27.6% to R6,560 million (50% share: R3,280 million) and maintained its EBITDA margin with a slight decrease from 34.7% to 34.6% in the year ended March 31, 2007.

Vodacom’s South African customer base increased by a net of 2.8 million customers to 23.0 million customers as at March 31, 2007.

Vodacom’s focus on customer care and retention saw South African contract churn at 9.7% (2006:10.0%) and prepaid churn at 37.5% (2006: 18.8%) for the year ended March 31, 2007. Prepaid churn has increased primarily as a result of the disconnection of 3 million prepaid sim cards in a once off clean up of the South African subscriber base during June to August 2006. The blended South African ARPU over the year was R125 (2006: R139) supported in part by the clean-up of the subscriber base.

Vodacom’s other African operations contributed 10.1% (2006: 8.7%) to revenue with 7.1 million (2006: 4.4 million) customers. These operations constitute 23.7% of the total customer base. All of Vodacom’s other African operations, with the exception of Vodacom Mozambique, are profitable. Mozambique remains a tough market but the outlook, and particularly the competitive landscape, has improved and we remain confident that in the medium to long-term it will contribute to the overall growth of Vodacom.

As a result of sound cost management, Vodacom has ensured that its revenue growth has been translated into increased profits from operations, which increased by 22.4% to R10.9 billion (50% share: R5.4 billion) for the year ended March 31, 2007 from R8.9 billion (50% share: R4.4 billion) for the year ended March 31, 2006. Vodacom’s EBITDA increased in the year ended March 31, 2007 by 20.6% to R14.2 billion (50% share: R7.1 billion) from R11.8 billion (50% share: R5.9 billion).

CUSTOMER CENTRICITY

Telkom’s customer service has been under pressure as a result of the reduction in our workforce and increased customer demands. Our continued key strategic focus is improving customer centricity by placing the customer at the centre of decision making in Telkom. This includes improved service delivery and customer communication processes, end-to-end customer ownership and accountability, actionable customer insight, network capacity and reliability and market focused products and services.

Telkom acknowledges that sustainable and profitable growth in the customer base requires creating and strengthening capabilities focused on managing customer relationships and learning from acquired customer information. Revenue is protected through managing the customer experience and grown through anticipating customer needs.

KEY NEXT GENERATION NETWORK AND CAPACITY ACHIEVEMENTS

Increased demand and bandwidth hungry applications have required Telkom to upgrade its capacity.

The following are the key investment areas:

- Telkom has grown its national and international IP network capacity by 53% to 28.9 Gbit/s and 60% to 2.4 Gbit/s, respectively;

- The bandwidth of the local and national transport networks have increased 12% to 5.7 Tbit/s and 20% to 1.2 Tbit/s respectively;

- Data networks have seen Diginet and Diginet Plus Services increase bandwidth by 20% to 20.8 Gbit/s;

- The ATM network has grown 30% to 104 Gbit/s to cater for increased ADSL services; and

- The SAT-3 cable’s capacity has trebled to 120 Gbit/s from 40 Gbit/s.

- Telkom company spent R6,599 million during the year ended March 31, 2007 on its capital expenditure programme in line with its 5 year R30 billion capital expenditure programme. Projects are prioritised according to Internal Rate of Return for Telkom. Existing infrastructure is optimised to decrease capital requirements for service provisioning. It is estimated that Telkom

Company will spend approximately R7.0 billion on capital expenditure in the financial year ending March 31, 2008.

RECOGNITION OF THE VALUE OF OUR EMPLOYEES

Telkom’s skilled and experienced workforce is our competitive advantage and is also highly attractive to our competition. Rapidly changing technology, increasing specialisation and capacity requirements necessitate ongoing development and training of our employees. Telkom continues to invest significantly in our employees to ensure that the appropriate business skills are available to meet customer requirements.

For the year ended March 31, 2007, Telkom spent R425.9 million (2006: R400.1 million) on training and development and employees participated in 189,645 (2006: 160,274) facilitator led training days.

Telkom continues to identify high potential individuals within the Company that can be developed for future senior management positions to ensure all future employee requirements are met. In addition, Telkom’s expansion into other parts of Africa and competitor poaching of our talent, demands that our succession plans are robust.

The Company has demonstrated the strength of its succession plans by appointing 60% of senior management vacancies from within the Company, utilising the existing skills and potential of the current employee base, while at the same time increasing the skills pool with outside appointments.

SIGNIFICANT RETURNS TO SHAREHOLDERS AND EMPLOYEE SHARE OWNERSHIP

In the year ended March 31, 2007, the Company repurchased 12.1 million shares to the value of R1.6 billion (including costs) which are being cancelled as issued share capital and restored as authorised but unissued capital. As at March 31, 2007, 1,035,506 of these shares have not yet been cancelled from the issued share capital by the Registrar of Companies.

The Telkom Board granted 1,824,984 shares with effect June 2, 2006, to employees in terms of the Telkom Conditional Share Plan.

As part of the Company’s commitment to the optimal use of capital the Telkom Board on October 20, 2006 provided authority to buy back shares to a limit of 20% of shares in issue. This authority expires at the next Annual General Meeting. The Telkom Board on June 8, 2007 approved a further R2.4 billion in terms of its share buy-back programme.

As previously communicated, Telkom aims to pay a steadily growing ordinary annual dividend. The level of dividend will be based upon a number of factors, including the assessment of financial results, available growth opportunities, the Group’s net debt level, interest coverage and future expectations, including internal cash flows and share buybacks.

On June 13, 2007, the Telkom Board of Directors declared an ordinary annual dividend of 600 cents per share, and a special dividend of 500 cents per share, payable on July 9, 2007, to shareholders recorded in the register of the company at close of business on July 6, 2007.

A LEADER IN TRANSFORMATION

Telkom has always viewed South Africa’s effective transformation as imperative for its own sustainable long-term growth. Telkom concurs with the view that Black Economic Empowerment (BEE) should seek to deliver meaningful and truly broad-based empowerment to the majority of South Africa’s people. The draft Information and Communication Technology ICT BEE Charter is expected to be aligned with the Department of Trade and Industry (DTI) Codes of Good Practice.

Telkom spent R8.8 billion on empowered or significantly empowered suppliers for the year ended March 31, 2007.

Telkom’s social investment programme through the Telkom Foundation has continued to contribute to the positive transformation of disadvantaged communities through social investments aimed at achieving sustainable development. The social investment programmes have continued to focus on the following three main areas:

- Education and Training;

- Empowerment of Women, Children and People with Disabilities; and

- ICT Planning and Infrastructure rollout.

The Telkom Foundation was recognised for its commitment, receiving numerous awards and recognition, the most notable being the PMR Awards for first Overall winner on Corporate Care within the Telecommunications Sector, Gold Status on Social Upliftment, BEE, job creation and training.

The Vodacom Group is in the process of finalising a R7.5 billion BEE equity deal whereby both BEE partners and employees have the opportunity to share in the success of Vodacom South Africa going forward. The deal is expected to be completed by the end of the 2008 financial year and it is anticipated to make a significant contribution to the well-being of the Vodacom Group and its employees.

THE REGULATORY ENVIRONMENT

Telkom faces continuous regulatory challenges covering inter alia competition issues and changes in policies. Through constructive dialogue, the Company endeavours to achieve a regulatory framework that is realistic, equitable and beneficial to the industry. The following details the main regulatory issues affecting the industry and Telkom.

ELECTRONIC COMMUNICATIONS (EC) ACT

The EC Act, No 36 of 2005, came into effect on July 19, 2006. The primary aim of the Act is to promote convergence in the broadcasting, broadcasting signal distribution and telecoms sectors and to provide the legal framework for convergence of these sectors.

The Act, aims to liberalise the market further and will result in a change in the licensing structure. Essentially, separate licences will be granted for the provision of infrastructure, communication services and broadcasting services. All existing licencees will need to be issued with new licences.

The EC Act creates challenges as well as opportunities that Telkom will certainly explore. In particular, its expected impact on Telkom include the following:

- Conversion of licences to network licence and service licence;

- Impact on price controls, terms and conditions of access and interconnection & facilities leasing.

ICASA AMENDMENT ACT

A bill amending the ICASA Act was enacted on July 19, 2006. The main provisions of this Act determine in greater detail the functions of the Authority; amend the procedure for appointment and removal of councillors and cover the establishment of a Complaints and Compliance Committee.

Interconnection and Facilities Leasing

Current regulations make provision for cost based interconnection and facility leasing. Telkom submitted its regulatory accounts on a current cost basis to ICASA in September 2005 and an update in September 2006. The Company also submitted long run incremental costs (LRIC) statements on September 29, 2006.

The Electronic Communications Act requires ICASA to analyse the various markets and should an operator be declared to have Significant Market Power in any market, cost based prices may be imposed. The recent focus by ICASA on termination rates may force MTN, Vodacom and Telkom to implement cost based termination prices.

Telkom continuously engages in negotiations for interconnection, shared access and facilities leasing agreements. Interconnectivity agreements with Neotel and the majority of VANS have been concluded.

Number Portability (NP)

In terms of regulations published in September 2005, Telkom is expected to provide blocks of 10,000 numbers two months after Neotel’s launch of services, blocks of 1,000 numbers four months after Neotel’s launch of services and individual number portability 12 months after the request. Functional specifications for the implementation of NP between fixed-line operators are being negotiated.

Neotel requested NP in February 2006 and discussions on the implementation of the required inter-operator systems are under way.

Local Loop Unbundling (LLU)

Telkom is required, in terms of existing legislation, to provide Neotel with shared access to its local loop.

Although the Telecommunications Act, 103 of 1996, provides that no general local loop unbundling will be required for the first two years of operation of Neotel, the EC Act, which repeals the Telecommunications Act, makes provision for unbundling of the local loop, subject to ICASA making the necessary regulations. The Minister of Communications (the Minister) has recently expressed that the unbundling of the local loop (LLU) process should be implemented urgently and has made a call for the regulator to make use of the report of the LLU committee and its recommendations. The Minister has subsequently, on the draft policy decisions, stated that the unbundling process should be completed by November 1, 2011.

Draft ADSL regulations

ICASA has issued regulations on August 17, 2006 on the provision of ADSL services. The main provisions of the regulations relate to minimum standards of service that operators must adhere to.

The Minister of Communications’ budget speech 2007

In her budget vote speech delivered to Parliament on May 24, 2007, the Minister announced policies and policy directions. The Minister addressed regulatory issues raised in the EC Act and focused on the following areas:

- the unbundling of the local loop, details of which are noted above;

- ICASA to consider whether VANS licensees can be authorised to provide services as well as provide and operate facilities/networks. ICASA would have to issue network service licenses for such networks;

- the intention to make representation regarding INFRACO as a “deemed holder” of an individual electronic communications network services license;

- regarding the Frequency Spectrum and Radio Frequency Licenses, ICASA must allocate spectrum for a single national network for mobile broadcasting, prescribe regulations governing the co-ordination between licenses, and also prescribe procedures for awarding spectrum licenses for competing applications;

- directed ICASA to merge the Under Serviced Areas License operators where there is more than one operator licence per province and issue one Provincial Under-Serviced Area Network Operators licence where each would be licensed for individual networks and services;

- as from November 1, 2007 all exclusivity provisions contained in the SAT-3 agreements shall be declared null and void in South Africa. In addition, ICASA is to prescribe that all facilities connected to the submarine cable be declared as essential facilities;

- a Broadcasting Digital Migration Policy to be gazetted on July 1, 2007. In addition, a body has been set up to oversee the roll-out of digital migration;

- the intention to bring the Protocol for NEPAD ICT Broadband Network for ratification by Parliament. In her speech the Minister has stated that all South African telecom companies have committed to participate in this project.; and

- the re-iteration of the announcement of the President that Telkom would provide a special rate for 10 developed call centres in economically-depressed areas identified by Government.

CONCLUSION

Telkom is confident that it is well placed to deal with all regulatory issues. Telkom actively engages with the regulator and plans and analyses multiple regulatory scenarios to ensure that it is prepared for changes in regulation.

STRATEGY

Telkom’s vision is to be a leading customer and employee centred ICT solutions service provider. Telkom is focused on balancing the needs of all stakeholders, often with competing interests, to ensure long term sustainable and profitable growth of the business for shareholders and contributing positively to the South African economy.

The accelerated liberalisation of the market, in particular the implications of the EC Act, the emergence of new technologies and customer demand is clearly material to Telkom’s strategic intentions. Telkom believes that it is strongly positioned to compete effectively in a liberalised market. Customer service excellence through a skilled and dedicated workforce with greater product and service choice and value for customers will ensure long term value creation. Telkom will pursue opportunities to provide the full spectrum of ICT solutions including voice, data, video and internet services increasingly through broadband penetration.

Telkom will focus on the following imperatives to sustain long term value creation for all its stakeholders:

- Continue investment in the development of employees to maintain competitive advantage;

- Enhancing customer satisfaction through customer centricity;

- Retaining revenue and generating growth;

- Evolving to a Next Generation Network in order to support profitable growth through prudent cost management; and

- Repositioning Telkom stakeholder management to create healthy external relationships.

In addition, Telkom continues to urgently investigate opportunities with mobile partners to consolidate a Service Provider Model across the Fixed and Mobile Value chain, with integration capabilities into the managed hosting environment. Swiftnet services will be available to the Fixed/Mobile Service Provider Model and their proposition will be extended to target the Small/Medium Enterprise market.

Telkom will continue to expand into Africa and grow the Africa Online footprint into the continent. This strategy is aligned with the domestic Fixed/Mobile Service Provider Model. The focus is on further data acquisitions and fixed/mobile opportunities. A detailed evaluation process is followed on each opportunity to ensure it is a strategic fit, all risks and resource requirements are understood and the potential returns exceed our minimum requirements.

Cost management is central to all our decisions. Particular areas of focus are on renegotiating service and equipment contracts, automation of assurance and fulfilment, pursuing turnkey capital projects, improving maintenance support and licencing models and procurement spend where we are investigating options to realise savings through the consolidation of suppliers, extraction of efficiencies and price reductions.

Converged services are evolving rapidly and Telkom is expanding aggressively into the application layer, centralising the managed voice, managed data and applications onto a common core to drive end-to-end solution.

Telkom’s drive towards Gated Communities and Office Parks is gaining momentum with a specific focus on VPN Lite, VoIP, mobile and Media integration to differentiate Telkom as a full Quad-play providers within this market cluster.

The evolution to an IP centric network is a business imperative. It is vital that we continue our investment in our network and front load it where possible to enable the cost of operating the network to reduce and to enable the delivery of fully converged products and services to meet our customers’ needs in the rapidly changing technological environment. Acceleration of Telkom’s broadband penetration is a critical element of this strategy.

The first phase is expected to last three years and concentrates on enabling the network for broadband services. The second phase is the conversion of existing products and services to NGN. Depending on the customer demand and profitability, this process is expected to be completed by 2015.

Given the centrality of ICT to economic growth and social development, Telkom remains strategically important to the achievement of national objectives and will continue to invest significantly in the development of a viable and vibrant marketplace.

Prospects for the year ahead

Fixed-line revenues in the financial year ending March 31, 2008 are expected to be impacted by tariffs, increased competition and the migration from dial-up services to ADSL services and the introduction of cost-based interconnection. Our strategic initiatives to improve service levels are expected to result in above inflationary increases in operating expenses, the result being an expected fixed-line EBITDA margin between 37% and 40%.

Employee expenses are expected to increase to cater for the strong demand for Telkom’s products and services which will increase as prices are further reduced in competitive response actions. Fixed-line CAPEX is expected to be between 18% and 22% of revenue.

The mobile business is focused at maintaining its market share and acquiring operations in Africa. Through improved efficiencies, no material changes to the EBITDA margin is expected.

The Group net debt to equity target remains at 50% to 70%.

3 Group performance

GROUP OPERATING REVENUE

Group operating revenue increased 8.4% to R51,619 million (2006: R47,625 million) in the year ended March 31, 2007. Fixed-line operating revenue, after inter-segmental eliminations, increased 1.6% to R32,540 million primarily due to good growth in data services and increased subscription revenue. Mobile operating revenue, after inter-segmental eliminations, increased 22.4% to R19,079 million primarily due to significant customer growth, offset in part by declining ARPU’s.

GROUP OPERATING EXPENSES

Group operating expenses increased 12.3% to R37,533 million (2006: R33,428 million) in the year ended March 31, 2007, primarily due to a 21.0% increase in operating expenses in the mobile segment to R14,430 million (after inter-segmental eliminations) and an increase in Fixed-line operating expenditure by 7.5% to R23,104 million (after inter-segmental eliminations) due to increased employee expenses, selling general and administrative expenses, payments to other operators, services rendered and operating leases, partially offset by a decrease in depreciation, amortisation, impairment and write offs. The increase in mobile operating expenses of 21.0%, after inter segmental eliminations, was primarily due to increased gross connections resulting in increased cost to connect customers to the network. Mobile payments to other operators also increased as a result of the increased outgoing traffic and the higher volume growth of more expensive outgoing traffic terminating on other mobile networks when compared to traffic terminating on the lower cost fixed-line network.

INVESTMENT INCOME

Investment income consists of interest received on short-term investments and bank accounts. Investment income decreased 40.8% to R235 million (2006: R397 million), largely as a result of lower interest received due to less cash available for short-term investments and increased taxation payments.

FINANCE CHARGES

Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges decreased 8.0% to R1,125 million (2006: R1,223 million) in the year ended March 31, 2007, due to a 1.4% decrease in interest expense to R1,327 million (2006: R1,346 million) as a result of the redemption of local and foreign loans. In addition to the decrease in the interest expense, net fair value and exchange gains on financial instruments of R202 million (2006: R123 million) arose primarily as a result of currency movements.

TAXATION

Group tax expense increased 4.6% to R4,731 million (2006: R4,523 million) in the year ended March 31, 2007. The Group effective tax rate for the year ended March 31, 2007, was 34.8% (2006: 32.7%). Telkom Company’s effective tax rate was 24.3% (2006: 25.0%). The lower effective tax rate for Telkom Company in the year ended March 31, 2007, was primarily due to higher exempt income resulting mainly from dividends received from Group companies. Vodacom’s effective tax rate decreased marginally to 36.9% (2006: 37.5%).

PROFIT FOR THE YEAR AND EARNINGS PER SHARE

Profit for the year attributable to the equity holders of the Group decreased 5.9% to R8,646 million(2006: R9,189 million) for the year ended March 31, 2007.

Group basic earnings per share decreased 3.7% to 1,681.0 cents (2006: 1,746.1 cents) and Group headline earnings per share decreased 1.0% to 1,710.7 cents (2006: 1,728.6 cents).

4 Group balance sheet

Operating performance across the Group has seen the balance sheet retain its strength with net debt, after financial assets and liabilities, increasing 45.0% to R9,901 million (2006: R6,828 million) as at March 31, 2007, resulting in a net debt to equity ratio of 30.9% from 23.2% at March 31,2006. On March 31, 2007, the Group had cash balances of R749 million.

During the year ended March 31, 2007, 12.1 million shares were repurchased for R1.6 billion, to be cancelled from the issued share capital by the Registrar of Companies. As at March 31 2007, 1,035,506 of these shares have not yet been cancelled.

Interest-bearing debt, including credit facilities utilised, decreased 8.6% to R10,805 million (2006: R11,816 million) in the year ended March 31, 2007. The decrease was mainly due to the redemption of the TL06 bond with a nominal value of R2,100 million on October 31, 2006 and R3,731 million nominal value commercial paper bill debt that matured during the year. These debt repayments were partially offset by the issuance of R4,651 million nominal value commercial paper bills during the year to fund a portion of the TL06 redemption with the balance being utilized to fund capital expenditure.

Telkom maintains an active dialogue with the principal credit rating agencies, who review our ratings periodically. Moody’s Investor Services and Standard & Poor’s have rated our foreign debt A3 and BBB respectively.

5 Group cash flow

Cash flows from operating activities decreased 1.6% to R9,356 million (2006: R9,506 million), mainly due to higher taxation and dividend payments that exceeded the 4.0% increase in cash generated from operations of R20,520 million (2006: R19,724 million). Cash flows utilised in investing activities increased 42.9% to R10,412 million (2006:R 7,286 million), primarily due to increased capital expenditure in both the fixed-line and mobile segments. Cash utilised in financing activities of R2,920 million (2006: R258 million) was mostly due to the R1,596 million paid for share repurchases, the repayment of the TL06 bond with a nominal value of R2,100 million on October 31, 2006 and maturing commercial paper debt of R3,731 million nominal value, during the year offset by the issuance of R4,651 million nominal value commercial paper bills, to fund a portion of the TL06 bond redemption with the balance being utilised to fund capital expenditures.

Summary

	Year ended March 31,
In ZAR millions	2006	2007	%
Cash generated from operations	19,724	20,520	4.0
Cash from operating activities (after tax, interest, dividends)	9,506	9,356	(1.6)
Investing activities	(7,286)	(10,412)	42.9
Financing activities	(258)	(2,920)	1,031.8
Net increase/(decrease) in cash	1,962	(3,976)	(302.2)
EBITDA MINUS CAPITAL EXPENDITURE
	Year ended March 31,
In ZAR millions	2006	2007	%
Fixed-line	9,711	6,022	(38.0)
Mobile	3,336	3,514	5.3
Group	13,047	9,536	(26.9)

6 Group capital expenditure

Group capital expenditure increased 36.5% to R10,249 million (2006: R7,506 million) and represents 20.0% of Group revenue (2006: 15.8%).

Fixed-line capital expenditure

	Year ended March 31,
In ZAR millions	2006	2007	%
Baseline	2,128	3,409	60.2
Portfolio	2,756	3,001	8.9
Revenue generating	374	159	(57.5)
Network evolution	330	784	137.6
Sustainment	596	416	(30.2)
Effectiveness and efficiency	1,080	1,141	5.6
Support	376	501	33.2
Regulatory	15	188	1,153.3
Other	36	43	22.1
	4,935	6,641	34.6

Fixed-line capital expenditure, which includes spending on intangibles, increased 34.6 % to R6,641 million (2006: R4,935 million) and represents 20.0% of fixed-line revenue (2006: 15.1%). Baseline and revenue generating capital expenditure of R3,568 million (2006: R2,502 million) was largely for the deployment of technologies to support the growing data services business (including ADSL footprint), links to the mobile cellular operators and expenditure for access line deployment in selected high growth residential areas. The continued focus on rehabilitating the access network and increasing the efficiencies in the transport network contributed to the network evolution and sustainment capital expenditure of R1,200 million (March 31, 2006: R926 million).

Telkom continues to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfilment, assurance and customer care, hardware technology upgrades on the billing platform and performance and service management. During the year ended March 31, 2007, R1,141 million (2006: R1,080 million) was spent on the implementation of systems.

Mobile capital expenditure

	Year ended March 31,
In ZAR millions	2006	2007	%
South Africa	2,193	2,730	24.5
Other African countries	378	878	132.3
	2,571	3,608	40.3

Mobile capital expenditure (50% of Vodacom’s capital expenditure) increased 40.3% to R3,608 million (2006: R2,571 million) and represents 17.5% of mobile revenue (March 31, 2006: 15.1%) which was mainly spent on the cellular network infrastructure as a result of increased investment in South Africa for increased traffic and investment in 3G technologies. The increase in capital expenditure in Other African countries is largely as a result of an increased investment in Tanzania to accommodate the substantial growth in the subscriber base during the year.

7 Segment performance

Telkom’s operating structure comprises two segments, fixed-line and mobile. The fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, TDS Directory Operations formerly known as, Telkom Directory Services; wireless data services through our wholly owned subsidiary, Swiftnet and internet services in Africa through our newly acquired wholly owned subsidiary Africa Online. The mobile segment consists of a 50% joint venture interest in Vodacom.

Vodacom’s results are proportionately consolidated into the Telkom Group’s consolidated financial statements. This means that we include 50% of Vodacom’s results in each of the line items in the Telkom Group’s consolidated financial statements. TDS Directory Operations, Swiftnet, Africa Online and Rossal No 65 and Acajou

Investments (subsidiaries for the repurchase of shares) subsidiaries are fully consolidated in the Telkom Group’s consolidated financial statements.

Summary

	Year ended March 31,
In ZAR millions	2006	2007	%
Operating revenue	47,625	51,619	8.4
Fixed-line	32,749	33,295	1.7
Mobile	17,021	20,573	20.9
Inter-segmental eliminations	(2,145)	(2,249)	4.8
Operating profit	14,677	14,470	(1.4)
Fixed-line	10,242	9,040	(11.7)
Mobile	4,435	5,430	22.4
Operating profit margin	30.8	28.0	(9.0)
Fixed-line	31.3	27.2	(13.2)
Mobile	26.1	26.4	1.3
EBITDA	20,553	19,785	(3.7)
Fixed-line	14,646	12,663	(13.5)
Mobile	5,907	7,122	20.6
EBITDA margin	43.2	38.3	(11.2)
Fixed-line	44.7	38.0	(15.0)
Mobile	34.7	34.6	(0.2)

Fixed-line segment

The fixed-line segment accounted for 63.0% (2006: 67.3%) of Group operating revenues (after inter-segmental eliminations) and 67.6% (2006: 74.7%) of Group operating profit at March 31, 2007.

The financial information presented below for the fixed-line segment is before inter-segmental eliminations.

Summary

	Year ended March 31,
In ZAR millions	2006	2007	%
Revenue	32,749	33,295	1.7
Operating profit	10,242	9,040	(11.7)
EBITDA	14,646	12,663	(13.5)
Capital expenditure	4,935	6,641	34.6
Operating profit margin (%)	31.3	27.2	(13.2)
EBITDA margin (%)	44.7	38.0	(15.0)
Capex to revenue (%)	15.1	20.0	32.4

Fixed-line operating revenue

	Year ended March 31,
In ZAR millions	2006	2007	%
Subscriptions and connections	5,803	6,286	8.3
Traffic	17,563	16,738	(4.7)
Local	5,753	5,382	(6.4)
Long distance	3,162	2,722	(13.9)
Fixed-to-mobile	7,647	7,646	–
International outgoing	1,001	988	(1.3)
Interconnection	1,654	1,638	(1.0)
Mobile operators1	760	815	7.2
International operators	894	823	(7.9)
Data	6,649	7,484	12.6
Leased lines and other data	5,282	5,820	10.2
Mobile leased facilities2	1,367	1,664	21.7
Directories and other	1,080	1,149	6.4
	32,749	33,295	1.7

1. Interconnection includes revenue from Vodacom of R468 million (2006: R464 million), 50% is eliminated on consolidation.

2. Data includes revenue from Vodacom of R907 million (2006: R845 million), 50% is eliminated on consolidation.

Revenue from the fixed-line segment, before inter-segmental eliminations, increased 1.7% to R33,295 million (2006: R32,749 million) primarily due to the continued growth in data services revenue and increased subscriptions and connection revenue, partially offset by a decline in traffic revenue.

Subscription and connections revenue grew 8.3% to R6,286 million (2006: R5,803 million), largely as a result of increased rental tariffs for digital lines, increased sales of customer premises equipment, including PABX’s, and higher penetration of value-added services.

Traffic revenue decreased 4.7% to R16,738 million (2006: R17,563 million), primarily as a result of the increasing substitution of calls placed using mobile services rather than fixed-line services as well as the acceleration of broadband adoption and the resultant loss of internet dial-up minutes. Traffic, including VoIP traffic but excluding interconnection traffic, decreased 6.4% to 25,565 million minutes (2006: 27,361 million minutes) primarily as a result of decreased local and long distance traffic offset in part by increased international outgoing traffic.

Interconnection revenue decreased 1.0% as a result of a 7.9% decrease in the interconnection revenue from international operators to R823 million (2006: R894 million) offset in part by a 7.2% increase in mobile to fixed interconnection revenue to R815 million (2006: R760 million). The decreased interconnection revenue from international operators is mainly as a result of a 2.5% decrease in international interconnection traffic minutes of 1,321 million minutes (2006: 1,355 million minutes). Mobile interconnection revenue increased due to increased interconnection traffic from mobile operators and tariff increases for call termination offset in part by lower tariffs on mobile international outgoing calls. Mobile interconnection traffic minutes increased by 2.4% to 2,419 million minutes (2006: 2,143 million minutes) in the year ended March 31, 2007.

Data revenue increased 12.6% to R7,484 million (2006: R6,649 million) mainly due to higher demand for data services, including ADSL, in the medium and small business segment with leased line and other data revenue growing 10.2% to R5,820 million (2006: R5,282 million) and mobile leased line revenue by 21.7% to R1,664 million (2006: R1,367 million). The increase in mobile leased facilities is largely due to the rollout of 3G networks and universal mobile telecommunication system products by the mobile operators.

Fixed-line operating expenses

	Year ended March 31,
In ZAR millions	2006	2007	%
Employee expenses	6,470	7,268	12.3
Salaries and wages	4,592	5,225	13.8
Benefits	2,410	2,715	12.7
Workforce reduction expenses	88	24	(72.7)
Employee related expenses capitalised	(620)	(696)	12.3
Payments to other network operators1	6,150	6,463	5.1
Payment to mobile operators	5,231	5,435	3.9
Payment to international operators	919	1,028	11.9
SG&A	3,086	4,244	37.5
Materials and maintenance	1,617	1,908	18.0
Marketing	413	642	55.4
Bad debts	187	141	(24.6)
Other	869	1,553	78.7
Services rendered	2,050	2,212	7.9
Property management	1,107	1,142	3.2
Consultants and security	943	1,070	13.5
Operating leases	777	787	1.3
Depreciation, amortisation, impairment and write-offs	4,404	3,623	(17.7)
	22,937	24,597	7.2

1. Payments to other network operators include payments made to Vodacom of R2,908 million (2006: R2,818 million), 50% is eliminated on consolidation.

Fixed-line operating expenses, before inter-segmental eliminations, increased 7.2% in the year ended March 31, 2007 to R24,597 million (2006: R22,937 million), due to higher employee expenses, selling, general and administrative expenses, payment to other operators and services rendered offset by a decrease in depreciation, amortisation, impairment and write-offs.

Employee expenses increased 12.3% in the year ended March 31, 2007 to R7,268 (2006: R6,470 million), largely due to a 1.1% increase in the number of employees to 25,864 employees, increased payments to part-time employees and contractors employed to meet Telkom’s customer centricity; the deployment of the NGN objectives and annual salary increases, including related benefits.

Payments to other network operators increased 5.1% to R6,463 (2006: R6,150 million) as a result of higher payments to mobile operators and international operators. Payments to mobile operators increased 3.9% to R5,435 million (2006: R5,231 million), largely as a result of an 1% increase in fixed-to-mobile traffic. Payments to international operators increased 11.9% to R1,028 million (2006: R919 million), primarily due to an 8.3% increase in international outgoing traffic.

Selling, general and administrative expenses increased 37.5% to R4,244 million (2006: R3,086 million), primarily as a result of an 55.4% increase in marketing expenses, an 18.0% increase in material and maintenance expenses, as well as an increase of 78.7% in other selling, general and administrative expenses mainly as a result of the provision for the liability in the Telcordia dispute and increased cost of sales.

Services rendered increased 7.9% to R2,212 million (2006: R2,050 million). Consultants and security costs increased 13.5% to R1,070 million (2006: R943 million), primarily as a result of increased payments to consultants used for the deployment of the NGN objectives and to explore local and international investment and expansion opportunities as well as higher security expenses. Property management expenses increased 3.2% to R1,142 million (2006: R1,107 million), mainly as a result of increased maintenance expenses partly due to copper theft.

Operating leases increased marginally to R787 million (2006: R777 million) as a result of a slight increase in payments for the vehicle fleet that remained relatively flat at 9,694 vehicles at March 31, 2007 from 9,708 vehicles at March 31, 2006.

In recognition of changed usage patterns of certain items of property, plant and equipment and intangible assets, the Group reviewed their remaining lives of its assets as at March 31, 2006. The assets affected were certain items included in network equipment, support equipment, furniture and office equipment and data equipment software and hardware. The revised estimated useful lives resulted in a decrease of a 17.7% to R3,623 million (2006: R4,404 million) in depreciation, amortisation, impairment and write-offs.

Fixed-line operating profit decreased 11.7% to R9,040 million (2006: R10,242 million) with an operating profit margin of 27.2% (2006: 31.3%). EBITDA decreased 13.5% to R12,663 million (2006: R14,646 million), with EBITDA margins decreasing to 38.0%. (2006: 44.7%).

MOBILE SEGMENT

The mobile segment accounted for 37.0% of Group operating revenue (2006: 32.7%) (after inter-segmental eliminations) and 32.4% of Group operating profits (2006: 25.3%). Vodacom’s operational statistics are presented below at 100%, but all financial figures represent the 50% that is proportionately consolidated in the Group and presented before inter-segmental eliminations.

Summary

	Year ended March 31,
In ZAR millions	2006	2007	%
Operating revenue	17,021	20,573	20.9
Operating profit	4,435	5,430	22.4
EBITDA	5,907	7,122	20.6
Capital expenditure	2,571	3,608	40.3
Operating profit margin (%)	26.1	26.4	1.3
EBITDA margin (%)	34.7	34.6	(0.2)
Capex to revenue (%)	15.1	17.5	16.1
MOBILE OPERATING REVENUE
	Year ended March 31,
In ZAR millions	2006	2007	%
Airtime and access	10,043	11,854	18.0
Data	1,019	1,671	64.0
Interconnect1	3,348	3,918	17.0
Equipment sales	1,993	2,350	17.9
International airtime	486	653	34.4
Other	132	127	(3.8)
	17,021	20,573	20.9

1. Interconnect revenue includes revenue from Telkom, of R1,454 million (March 2006: R1,409 million), which is eliminated on consolidation.

Operating revenue from the mobile segment increased 20.9%, before inter-segmental eliminations, to R20,573 million (2006: R17,021 million), primarily driven by customer growth. Revenue from Vodacom’s operations outside of South Africa as a percentage of Vodacom’s total mobile operating revenue increased to 10.1% (2006: 8.7%) for the year ended March 31, 2007.

The growth in revenue can largely be attributed to a 28.2% increase in Vodacom’s total customers to 30,150 million as of March 31, 2007, (2006: 23,520 million), resulting from strong growth in prepaid and contract customers in South Africa and 64.0% growth in customers outside of South Africa. In South Africa, total Average Monthly Revenue Per User (ARPUs) decreased 10.1% to R125 (2006: R139). Contract ARPUs decreased by 9.6% to R517 (2006: R572) and prepaid ARPUs decreased by 8.7% to R63 (2006: R69).

Vodacom’s continued implementation of upgrade and retention policies in the year ended March 31, 2007, ensured an improvement in the South Africa contract churn to 9.7% (2006: 10.0%) for the year ended March 31, 2007. South Africa prepaid churn increased from18.8% for the year ended March 31, 2006, to 37.5% for the year ended March 31, 2007.

Data revenue increased 64.0% and represents 8.1% of mobile revenue, before inter-segmental eliminations. The growth was largely due to the popularity of SMS and data initiatives such as 3G, HSDPA, Blackberry“, Mobile TV, Vodafone Live! and other initiatives such as bundled pay-as-you-use for GPRS and 3G/HSPDA. Vodacom South Africa transmitted 4.5 billion (2006: 3,5 billion) messages over its network during the year ended March 31, 2007. The number of active data users on the South African network as at March 31, 2007, was: 1,2 million MMS users (2006: 867 thousand); 2.8 million GPRS users (2006: 1,4 million); 139 thousand 3G/HSDPA users (2006: 38 thousand); 733 thousand 3G/HSDPA devices (2006: 180 thousand); 899 thousand Vodafone Live! users (2006: 351 thousand) and 33 thousand Unique Mobile TV users (2006: 13 thousand).

Mobile interconnect revenue increased by 17.0%, primarily due to an increase in the number of fixed-line calls terminating on Vodacom’s network as a result of the increased number of Vodacom customers and South African mobile users.

Equipment sales increased 17.9% primarily due to the growth of the customer base, cheaper Rand prices of new handsets, coupled with added functionality of new phones.

Vodacom’s international airtime revenue increased 34.4% and consists largely of international calls by Vodacom’s customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s network.

Mobile operating expenses

	Year ended March 31,
In ZAR millions	2006	2007	%
Employee expenses	1,019	1,186	16.4
Payments to other operators1	2,317	2,818	21.6
SG&A	7,328	8,778	19.8
Services rendered	65	82	26.2
Operating leases2	435	629	44.6
Depreciation, amortisation, impairment and write offs	1,472	1,692	14.9
	12,636	15,185	20.2

1. Payments to other operators include payments to Telkom fixed-line of R234 million (2006: R232 million), which are eliminated on consolidation.

2. Operating leases include payments to Telkom fixed-line of R420 million (2006: R376 million), which are eliminated on consolidation.

Mobile operating expenses, before inter-segmental eliminations, increased by 20.2% in the year ended March 31, 2007, due to increased employee expenses, selling and distribution costs, payments to other operators, depreciation, amortisation, impairment and write offs, operating leases and services rendered.

Mobile employee expenses increased 16.4%, due to an 8.4% increase in the number of employees to 6,249, including agency temporary employees, to support the growth in operations as well as annual salary increases (including related benefits) and an increase in the provision for Vodacom’s deferred bonus schemes due to increased profits. Vodacom increased the total number of its employees, including agency temporary employees, by 31.9% in its other African operations to 1,522 employees and by 9.8% in its operations in South Africa to 4,727 employees, including agency temporary-holding company and Mauritius employees as at March 31, 2007.

Employee productivity in South Africa and other African countries, as measured by customers per employee including agency temporary employees, increased 12.0% to 4,825 customers per employee as at March 31, 2007. Excluding agency temporary employees, the employee productivity in South Africa and other African countries as measured by customer per employee increased 11.9% to 5,093 customers per employee as at March 31, 2007.

Mobile payments to other operators increased 21.6% to R2,818 million (2006: R2,317 million) in the year ended March 31, 2007, as a result of increased outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line networks. As the cost of terminating calls on other cellular networks is materially higher than calls terminating on fixed-line networks and as mobile substitution increases with the growing number of total mobile users in South Africa, interconnection charges are expected to continue increasing putting pressure on margins.

Mobile selling, general and administrative expenses increased 19.8% to R8,778 million (2006: R7,328 million), in the year ended March 31, 2007, primarily due to an increase in selling, distribution and marketing expenses to support the growth in South African and other African operations.

Mobile depreciation, amortisation, impairment and write-offs increased by 14.9% to R1,692 million (2006: R1,472 million) in the year ended March 31, 2007, and was largely driven by capital expenditure on upgrading the Group’s networks. Vodacom Mozambique’s asset impairment amounted to R22,9 million (2006: reversal of R52.8 million) for the year ended March 31, 2007.

Telkom’s 50% share of Vodacom’s profit from operations increased 22.4% to R5,430 million and the mobile operating profit margin increased to 26.4% (2006: 26.1%). Mobile EBITDA increased 20.6% to R7,122 million (2006: R5,907 million), with EBITDA margins decreasing to 34.6% (2006: 34.7%).

8 Employees

FIXED-LINE
	Year ended March 31,
	2006	2007	%

Telkom Company	25,575	25,864	1.1

Lines per employee	184	180	(2.2)

Subsidiaries	581	933	60.6

Fixed-line employees at year end	26,156	26,797	2.3
MOVEMENT IN FIXED-LINE EMPLOYEES
(Telkom Company only, excluding subsidiaries)
	Year ended March 31,
	2006	2007
Opening balance	28,972	25,575
Appointments	686	1,486

Employee losses	(4,083)	(1,197)
Workforce reductions	(2,990)	(20)
Voluntary early retirement	(674)	(7)
Voluntary severance	(2,295)	(13)
Involuntary reductions	(21)	–
Natural attrition	(1,093)	(1,177)
Closing balance	25,575	25,864
MOBILE EMPLOYEES
	Year ended March 31,		%
	2006	2007
South Africa1, 2	4,305	4,427	9.8
Customers per employee1, 2	4,451	4,867	9.3
Other African countries2	1,154	1,522	31.9
Customers per employee2	3,776	4,695	24.3
Vodacom Group1, 2	5,459	6,249	14.5
Customers per employee1, 2	4,308	4,825	12.0

1. Includes Holding Company and Mauritius employees.

2. Includes Agency temporary employees.

9 Condensed consolidated provisional annual financial statements

REVIEW REPORT of the independent auditors

Our auditors, Ernst & Young Inc., have reviewed the condensed consolidated provisional annual financial statements as set out on pages 24 to 52. Their unqualified review report is available for inspection at the Company’s registered office.

Condensed consolidated provisional income statement for the three years ended March 31, 2007

		2005	2006	2007
	Notes	Rm	Rm	Rm
Total revenue	3.1	43,696	48,260	52,157
Operating revenue	3.2	43,160	47,625	51,619
Other income	4	280	480	384
Operating expenses		32,179	33,428	37,533
Employee expenses	5.1	8,111	7,489	8,454
Payments to other operators	5.2	6,132	6,826	7,590
Selling, general and administrative expenses	5.3	8,824	10,273	12,902
Services rendered	5.4	2,021	2,114	2,291
Operating leases	5.5	803	850	981
Depreciation, amortisation, impairment
and write-offs	5.6	6,288	5,876	5,315
Operating profit		11,261	14,677	14,470
Investment income		350	397	235
Finance charges and fair value effect		1,694	1,223	1,125
Interest		1,686	1,346	1,327
Foreign exchange and fair value effect		8	(123)	(202)
Profit before taxation		9,917	13,851	13,580
Taxation	6	3,082	4,523	4,731
Profit for the year		6,835	9,328	8,849
Attributable to:
Equity holders of Telkom		6,752	9,189	8,646
Minority interest		83	139	203
		6,835	9,328	8,849
Basic earnings per share (cents)	8	1,246.9	1,746.1	1,681.0
Diluted earnings per share (cents)	8	1,244.5	1,736.6	1,676.3
Dividend per share (cents)	8	110.0	900.0	900.0

Condensed consolidated provisional balance sheet at March 31, 2007

		2005	2006	2007
	Notes	Rm	Rm	Rm
Assets
Non-current assets		42,552	44,813	48,770
Property, plant and equipment	10	36,448	37,274	41,254
Intangible assets	11	3,182	3,910	5,111
Investments	12	2,277	2,894	1,384
Deferred expenses		133	254	270
Finance lease receivables		–	–	158
Deferred taxation	13	512	481	593
Current assets		15,045	12,731	10,376
Short-term investments		69	69	77
Inventories	14	658	814	1,093
Income tax receivable	6	–	–	520
Current portion of deferred expenses		214	226	287
Current portion of finance lease receivables		–	–	88
Trade and other receivables		5,820	6,399	7,303
Other financial assets		5,074	275	259
Cash and cash equivalents	15	3,210	4,948	749
Total assets		57,597	57,544	59,146
Equity and liabilities
Equity attributable to equity holders
of Telkom		26,141	29,165	31,724
Share capital and premium	16	8,293	6,791	5,329
Treasury shares	17	(1,812)	(1,809)	(1,774)
Share-based compensation reserve		68	151	257
Non-distributable reserves		360	1,128	1,413
Retained earnings		19,232	22,904	26,499
Minority interest		220	301	284
Total equity		26,361	29,466	32,008
Non-current liabilities		13,870	12,391	8,554
Interest-bearing debt	18	9,504	7,655	4,338
Other financial liabilities		–	–	36
Provisions	12	2,460	2,677	1,443
Deferred revenue		959	991	1,021
Deferred taxation	13	947	1,068	1,716
Current liabilities		17,366	15,687	18,584
Trade and other payables		6,782	6,103	7,362
Shareholders for dividend	7	7	4	15

Current portion of interest-bearing debt	18	4,499	3,468	6,026
Current portion of provisions		1,428	1,660	2,095
Current portion of deferred revenue		1,717	1,975	1,983
Income tax payable	6	1,711	1,549	594
Other financial liabilities		313	235	68
Credit facilities utilised	15	909	693	441
Total liabilities		31,236	28,078	27,138
Total equity and liabilities		57,597	57,544	59,146

Condensed consolidated provisional statement of changes in equity for the three years ended March 31, 2007

	Attributable to equity holders of Telkom

	Share	Share	Treasury
	capital	premium	shares
	Rm	Rm	Rm
Balance at April 1, 2004	5,570	2,723	(238)
Total recognised income and expense for the year
Total income and expense recognised directly in
equity for the year
Fair value adjustment on investment
Realisation of fair value adjustment on investment
Profit for the year – restated as per note 2
Dividend declared (refer to note 7)
Transfer to non-distributable reserves*
Foreign currency translation reserve (net of tax of RNil)
– restated as per note 2
Purchase of treasury shares			(1,574)
Business combination

Net increase in Share-based compensation reserve
Acquisition of subsidiary
Balance at March 31, 2005	5,570	2,723	(1,812)
Total recognised income and expense
– Profit for the year – restated as per note 2
Dividend declared (refer to note 7)
Transfer to non-distributable reserves*
Foreign currency translation reserve (net of tax of RNil)
restated as per note 2
Net increase in Share-based compensation reserve
Shares vested and re-issued			3
Acquisition of subsidiary
Shares bought back and cancelled (refer to note 16)	(121)	(1,381)
Balance at March 31, 2006	5,449	1,342	(1,809)
Total recognised income and expense – Profit for the period
Dividend declared (refer to note 7)
Transfer to non-distributable reserves*
Foreign currency translation reserve (net of tax of R4 million)
Net increase in Share-based compensation reserve
Shares vested and re-issued			35

Acquisition of subsidiaries and minorities (refer to note 19)
Shares bought back and cancelled (refer to note 16)	(120)	(1,342)
Balance at March 31, 2007	5,329	–	(1,774)

*The earnings from the Group‘s cell captives are recognised in the income statement and then transferred to non-distributable reserves.

	Attributable to equity holders of Telkom
	Share-based	Non-
	compensation	distributable	Retained
	reserve	reserves	earnings	Total
	Rm	Rm	Rm	Rm
Balance at April 1, 2004	–	91	13,482	21,628
Total recognised income and expense for the year		(22)	6,752	6,730
Total income and expense recognised directly in
equity for the year		(22)		(22)
Fair value adjustment on investment		9		9
Realisation of fair value adjustment on investment		(31)		(31)
Profit for the year – restated as per note 2		–	6,752	6,752

Dividend declared (refer to note 7)			(606)	(606)
Transfer to non-distributable reserves*		279	(279)	–
Foreign currency translation reserve (net of tax of RNil)
– restated as per note 2		12		12
Purchase of treasury shares				(1,574)
Business combination			(117)	(117)
Net increase in Share-based compensation reserve	68			68
Acquisition of subsidiary				–
Balance at March 31, 2005	68	360	19,232	26,141
Total recognised income and expense
– Profit for the year – restated as per note 2			9,189	9,189
Dividend declared (refer to note 7)			(4,801)	(4,801)
Transfer to non-distributable reserves*		716	(716)	–

Foreign currency translation reserve (net of tax of RNil)
restated as per note 2		52		52
Net increase in Share-based compensation reserve	86			86
Shares vested and re-issued	(3)			–
Acquisition of subsidiary				–
Shares bought back and cancelled (refer to note 16)				(1,502)
Balance at March 31, 2006	151	1,128	22,904	29,165
Total recognised income and expense – Profit for the period			8,646	8,646
Dividend declared (refer to note 7)			(4,678)	(4,678)
Transfer to non-distributable reserves*		239	(239)	–
Foreign currency translation reserve (net of tax of R4 million)		46		46

Net increase in Share-based compensation reserve	141			141
Shares vested and re-issued	(35)			–
Acquisition of subsidiaries and minorities (refer to note 19)				–
Shares bought back and cancelled (refer to note 16)			(134)	(1,596)
Balance at March 31, 2007	257	1,413	26,499	31,724

*The earnings from the Group‘s cell captives are recognised in the income statement and then transferred to non-distributable reserves.

	Minority	Total
	interest	equity
	Rm	Rm
Balance at April 1, 2004	200	21,828
Total recognised income and expense for the year	83	6,813
Total income and expense recognised directly in
equity for the year		(22)
Fair value adjustment on investment		9
Realisation of fair value adjustment on investment		(31)
Profit for the year – restated as per note 2	83	6,835
Dividend declared (refer to note 7)	(67)	(673)

Transfer to non-distributable reserves*		–
Foreign currency translation reserve (net of tax of RNil)
– restated as per note 2	(1)	11
Purchase of treasury shares		(1,574)
Business combination		(117)
Net increase in Share-based compensation reserve		68
Acquisition of subsidiary	5	5
Balance at March 31, 2005	220	26,361
Total recognised income and expense
– Profit for the year – restated as per note 2	139	9,328
Dividend declared (refer to note 7)	(78)	(4,879)
Transfer to non-distributable reserves*		–
Foreign currency translation reserve (net of tax of RNil)
restated as per note 2	(7)	45
Net increase in Share-based compensation reserve		86
Shares vested and re-issued		–
Acquisition of subsidiary	27	27
Shares bought back and cancelled (refer to note 16)		(1,502)
Balance at March 31, 2006	301	29,466
Total recognised income and expense – Profit for the period	203	8,849
Dividend declared (refer to note 7)	(166)	(4,844)
Transfer to non-distributable reserves*		–
Foreign currency translation reserve (net of tax of R4 million)	14	60
Net increase in Share-based compensation reserve		141
Shares vested and re-issued		–
Acquisition of subsidiaries and minorities (refer to note 19)	(68)	(68)
Shares bought back and cancelled (refer to note 16)		(1,596)
Balance at March 31, 2007	284	32,008

*The earnings from the Group‘s cell captives are recognised in the income statement and then transferred to non-distributable reserves.		75

Condensed consolidated provisional cash flow statement

for the three years ended March 31, 2007

		2005	2006	2007
	Notes	Rm	Rm	Rm
Cash flows from operating activities		15,711	9,506	9,356
Cash receipts from customers		43,561	46,958	50,979
Cash paid to suppliers and employees		(24,939)	(27,234)	(30,459)
Cash generated from operations		18,622	19,724	20,520
Interest received		463	482	422
Dividend received		14	50	3
Finance charges paid		(1,272)	(1,316)	(1,115)
Taxation paid	6	(1,487)	(4,550)	(5,690)
Cash generated from operations before
dividend paid		16,340	14,390	14,140
Dividend paid	7	(629)	(4,884)	(4,784)
Cash flows from investing activities		(6,306)	(7,286)	(10,412)
Proceeds on disposal of property, plant and
equipment and intangible assets		37	92	54
Proceeds on disposal of investment		267	493	77
Additions to property, plant and equipment
and intangible assets		(5,880)	(7,396)	(10,037)
Acquisition of subsidiaries	19	(138)	–	(445)
Additions to other investments		(592)	(475)	(61)
Cash flows from financing activities		(9,897)	(258)	(2,920)
Shares bought back and cancelled		–	(1,502)	(1,596)
Loans raised		1,157	4,123	5,624
Loans repaid		(5,027)	(7,399)	(6,922)
Purchase of treasury shares		(1,710)	–	–
Finance lease capital repaid		(13)	(24)	(37)

(Increase)/decrease in net financial assets		(4,304)	4,544	11
Net (decrease)/increase in cash and
cash equivalents		(492)	1,962	(3,976)
Net cash and cash equivalents at beginning
of year		2,796	2,301	4,255
Effect of foreign exchange rate differences		(3)	(8)	29
Net cash and cash equivalents at end of year	15	2,301	4,255	308

Comparatives

The line items on the detail note disclosure for 2005 and 2006 have been restated due to the adoption of IAS21 (revised). This has, however, not had any impact on the face of the cash flow statement (refer to note 2).

Notes to the condensed consolidated provisional annual financial statements for the three years ended March 31, 2007

1 Corporate Information

Telkom SA Limited (‘Telkom’) is a company incorporated and domiciled in the Republic of South Africa

(‘South Africa’) whose shares are publicly traded. The Company, its subsidiaries and joint ventures (‘the Group’) is the leading provider of fixed-line voice and data communications services in South Africa and mobile communications services through the Vodacom Group (Proprietary) Limited (‘Vodacom’) in South Africa and certain other African countries. The Group’s services and products include:

- fixed-line voice services, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice-over-internet protocol services, subscription based value-added voice services and customer premises equipment sales and rental;

-fixed-line data services, including domestic and international data transmission services, such as point-to-point leased lines, ADSL services and packet-based services, managed data networking services and internet access and related information technology services;

- e-commerce, including internet access service provider, application service provider, hosting, data storage,

e-mail and security services;

- directory and wireless data services through our TDS Directory Operations Group and Swiftnet subsidiaries, respectively; and

- mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom.

2 Basis of preparation and accounting policies

Basis of preparation

The condensed consolidated provisional annual financial statements have been prepared in accordance with IAS34 Interim Financial Reporting and in compliance with the Companies Act of South Africa, 1973.

The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at fair value. The Group’s significant accounting policies are consistent with those applied in the previous financial year except for the following:

- the Group has adopted the amendments to IAS21 (revised) and IAS39 (revised), IFRIC4 and IFRIC7 with effect from April 1, 2006;

- the Group has also adopted an accounting policy regarding the acquisition of minority interests in subsidiary companies in terms of IAS8.

The principal effects of these changes are discussed below.

Adoption of amendments to standards and new interpretations

The following changes to the accounting policies have been made in adopting the revised standards and interpretations for the year under review:

Amendment to IAS21 The Effects of Changes in Foreign Exchange Rates (revised)

The amendment, Net Investment in a Foreign Operation, requires that even if a monetary item (which is part of a net investment) is denominated in a currency which is neither the functional currency of the reporting entity nor that of the foreign operation, the resulting exchange difference should be recognised in equity. This treatment is similar to the treatment where a monetary item is denominated in the functional currency of the reporting entity or that of the foreign operation. The impact of this amendment on previously reported results is a movement from retained earnings to non-distributable reserves of R8 million in 2006 (2005:R1 million)

and an increase in profit attributable to equity holders of Telkom of R7 million in 2006 (2005:R1 million).

Amendments to IAS39 Financial Instruments: Recognition and Measurement (revised)

The revision of IAS39 relates to three amendments to the existing standard.

The first amendment requires that issuers of financial guarantee contracts recognise a financial liability arising from the issuance of a financial guarantee. The amendment defines a financial guarantee contract as a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. The amendment has not had a material impact on the Group’s financial statements.

The second amendment deals with cash flow hedge accounting for forecast intragroup transactions. For hedge accounting purposes, only assets, liabilities, firm commitments or highly probable forecast transactions that involve a party external to the entity can be designated as hedged items. The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect profit or loss. This amendment has not had any impact on the Group’s financial statements since the Group’s derivative transactions do not qualify for hedge accounting under the specific rules of IAS39.

The third amendment introduces additional requirements to be met before the entity can choose to designate some of its financial assets or liabilities as ‘at fair value through profit or loss’. The amendment has not had any impact on the Group’s financial statements since the Group has not designated any financial assets or liabilities into the category ‘at fair value through profit or loss’.

IFRIC4 Determining whether an Arrangement contains a Lease

IFRIC4 requires that when an entity enters into a service arrangement as a supplier or a customer and the supply of the service depends on the use of a specific asset, or the right to control the specific asset is conveyed to the customer, the arrangement should be assessed to determine whether it contains a lease. Once it has been concluded that an arrangement contains a lease, it should be assessed against criteria in IAS17 to determine if the arrangement should be recognised as a finance lease or an operating lease. Where an entity does not apply IFRIC4 retrospectively, the IFRIC requires the entity to assess existing arrangements at the beginning of the earliest period for which comparative information under IFRS is presented on the basis of facts and circumstances existing at the start of that period. The effect of the application of this interpretation was not considered material for prior periods and therefore all cumulative adjustments were made in the current year.

The cumulative impact of this interpretation for the year ended March 31, 2007 was an increase in Profit before taxation of R83 million and an increase in Taxation of R24 million which resulted in an increase in Profit for the period of R59 million. A Finance lease receivable of R207 million was recognised in the Balance sheet at March 31, 2007 in this regard.

IFRIC7 Applying the Restatement Approach under IAS29 Financial Reporting in Hyperinflationary Economies

The IFRIC provides guidance on the measuring unit at balance sheet date. It also provides guidance on how to account for the deferred tax opening balance in restated financial statements. The interpretation does not have a material impact since the Group does not operate in a hyperinflationary economy and does not have significant investments in hyperinflationary economies.

New accounting policy

Acquisition of minorities

The Group has adopted an accounting policy regarding the acquisition of minority interests in subsidiary companies in terms of IAS8 paragraph 10. Minority shareholders are treated as equity participants and, therefore, all acquisitions of minority interests by the Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minorities’ share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is recorded as goodwill. The adoption of this policy has not had any impact on previously reported results.

		2005	2006	2007
		Rm	Rm	Rm
3	Revenue
3.1	Total revenue	43,696	48,260	52,157
	Operating revenue	43,160	47,625	51,619
	Other income (excluding profit on disposal of property, plant and equipment and investments, refer to note 4)	186	238	303
	Investment income	350	397	235
3.2	Operating revenue	43,160	47,625	51,619
	Fixed-line	30,888	32,039	32,540
	Mobile	12,272	15,586	19,079
	Fixed-line	30,888	32,039	32,540
	Subscriptions, connections and other usage	5,385	5,803	6,286
	Traffic	17,723	17,534	16,738
	Domestic (local and long distance)	9,286	8,886	8,104
	Fixed-to-mobile	7,302	7,647	7,646
	International (outgoing)	1,135	1,001	988
	Interconnection	1,320	1,433	1,418
	Data	5,484	6,223	6,973
	Directories and other	976	1,046	1,125
4	Other income	280	480	384
	Other income (included in Total revenue, refer to note 3)	186	238	303
	Interest received from debtors	129	136	190
	Sundry income	57	102	113
	Profit on disposal of property, plant and equipment
	and intangible assets	30	79	29
	Profit on disposal of investment	64	163	52

		2005	2006	2007
		Rm	Rm	Rm
5	Operating expenses
	Operating expenses comprise:
5.1	Employee expenses	8,111	7,489	8,454
	Salaries and wages	5,573	5,566	6,362
	Medical aid contributions	406	371	385
	Retirement contributions	474	435	496
	Post-retirement pension and retirement fund	12	(58)	33
	Post-retirement medical aid	182	361	330
	Telephone rebates	15	19	104
	Share-based compensation expense	68	127	141
	Other benefits	992	1,200	1,275
	Workforce reduction expense	961	88	24
	Employee expenses capitalised	(572)	(620)	(696)
5.2	Payments to other operators	6,132	6,826	7,590
	Payments to other network operators consist
	of expenses in respect of interconnection with
	other network operators.
5.3	Selling, general and administrative
	expenses	8,824	10,273	12,902
	Selling and administrative expenses	5,863	7,240	9,248
	Maintenance	1,993	1,928	2,286
	Marketing	740	899	1,215
	Bad debts	228	206	153
	Included in selling and administrative expenses is an amount of R510 million provided for the supplier dispute as discussed in note 21.
	Change in comparatives
	Maintenance has increased by R334 million and Selling and administrative expenses has decreased by R334 million in 2006 due to the reclassification of maintenance expenses.

		2005	2006	2007
		Rm	Rm	Rm
5.4	Services rendered	2,021	2,114	2,291
	Facilities and property management	1,069	1,110	1,142
	Consultancy services	159	182	266
	Security and other	759	772	821
	Auditors’ remuneration	34	50	62
	Audit services	31	38	61
	Company auditors	19	28	48
	Other auditors – current year	12	10	13
	Audit related services	3	9	–
	Other services	–	3	1

Audit related services in the prior years mainly included the services performed in preparing for compliance with the requirements of the Sarbanes-Oxley Act of the United States of America. Fees for audit services increased in the current year, as it includes the fees incurred for the Section 404 of the Sarbanes-Oxley Act audit of internal controls over financial reporting.

		2005	2006	2007
		Rm	Rm	Rm
5.5	Operating leases	803	850	981
	Buildings	204	221	284
	Transmission and data lines	16	42	63
	Equipment	81	78	80
	Vehicles	502	509	554
5.6	Depreciation, amortisation, impairment
	and write-offs	6,288	5,876	5,315
	Depreciation of property, plant and equipment	5,442	5,154	4,483
	Amortisation of intangible assets	502	560	536
	Impairment/(reversal of impairment)	134	(26)	12
	Write-offs of property, plant and equipment
	and intangible assets	210	188	284

In recognition of the changed usage patterns of certain items of property, plant and equipment and intangible assets, the Group reviewed their remaining useful lives as at March 31, 2006. The assets affected were certain items included in Network equipment, Support equipment, Furniture and office equipment, Data processing equipment and software, Other equipment and Intangible assets. The revised estimated useful lives of these assets as set out below, resulted in a decrease of the current year depreciation and amortisation charges of R983 million.

		Previous life	Revised life
		Years	Years
5.6	Depreciation, amortisation, impairment
	and write-offs (continued)
	Property, plant and equipment
	Network equipment
	Cables	15–40	20–40
	Switching equipment	5–15	5–18
	Transmission equipment	5–15	5–18
	Other	2–25	2–20
	Support equipment	8–10	8–13
	Furniture and office equipment	6–10	4–15
	Data processing equipment and software	5–7	5–10
	Other	2–10	2–15
	Intangible assets
	Subscriber bases	3–5	3–8
	Software	5–7	5–10

		2005	2006	2007
		Rm	Rm	Rm
6	Taxation	3,082	4,523	4,731
	South African normal company taxation	2,492	3,763	3,528
	Deferred taxation	346	173	516
	Secondary tax on companies	238	585	670
	Foreign taxation	6	2	17
	The net increase in deferred taxation expense results
	mainly from the extention of useful lives of assets, offset
	slightly by an increase in the STC deferred tax asset.
	Taxation paid	(1,487)	(4,550)	(5,690)
	Tax payable at beginning of year	(460)	(1,711)	(1,549)
	Taxation during the year	(2,500)	(3,795)	(3,545)

Secondary tax on companies	(238)	(585)	(670)
Business combination	–	(8)	–
Net tax payable at end of year	1,711	1,549	74

Included in the tax payable at the end of the year is an amount of R520 million due from the South African Revenue Services as a result of Telkom’s second provisional tax payment for the 2007 tax year. This payment is based on the basic amount which represents the assessed taxable income of the 2006 tax year. This amount will be offset against the first provisional tax payment for the 2008 year.

Change in comparatives

Taxation has increased by R3 million in 2006 (2005: RNil) due to the change in Group policy on net investment in a foreign operation (refer to note 2).

		2005	2006	2007
		Rm	Rm	Rm
7	Dividends paid	629	4,884	4,784
	Dividends payable at beginning of year	7	7	4
	Declared during the year: Dividends on ordinary shares	606	4,801	4,678
	Final dividend for 2004: 110 cents	606	–	–
	Final dividend for 2005: 400 cents	–	2,134	–
	Special dividend for 2005: 500 cents	–	2,667	–
	Final dividend for 2006: 500 cents	–	–	2,599
	Special dividend for 2006: 400 cents	–	–	2,079
	Dividends paid to minority shareholders	23	80	117
	Dividends payable at end of year	(7)	(4)	(15)
8	Earnings and dividend per share
	Basic earnings per share (cents)	1,246.9	1,746.1	1,681.0
	The calculation of earnings per share is

based on profit attributable to equity holders of Telkom for the year of R8,646 million (2006: R9,189 million; 2005: R6,752 million) and 514,341,282 (2006: 526,271,093; 2005: 541,498,547) weighted average number of ordinary shares in issue.

Reconciliation of weighted average number of ordinary shares:
Ordinary shares in issue (refer to note 16)	557,031,819	544,944,899	532,855,528
Weighted average number of treasury shares and
shares bought back	(15,533,272)	(18,673,806)	(18,514,246)
Weighted average number of shares outstanding	541,498,547	526,271,093	514,341,282
Diluted earnings per share (cents)	1,244.5	1,736.6	1,676.3
The calculation of diluted earnings per share is based on earnings for the year of R8,646 million

(2006: R9,189 million; 2005: R6,752 million) and 515,763,579 diluted weighted average number of ordinary shares (2006: 529,152,318; 2005: 542,537,579). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.
Headline earnings per share (cents)*	1,279.2	1,728.6	1,710.7
The calculation of headline earnings per share is based on headline earnings of R8,799 million
(2006: R9,097 million; 2005: R6,927 million) and 514,341,282 (2006: 526,271,093; 2005: 541,498,547) weighted average number of ordinary shares in issue.
Diluted headline earnings per share (cents)*	1,276.8	1,719.2	1,706.0

The calculation of diluted headline earnings per share is based on headline earnings of R8,799 million (2006: R9,097 million; 2005: R6,927 million) and 515,763,579 (2006: 529,152,318; 2005: 542,537,579) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

		2005	2006	2007
		Rm	Rm	Rm
8	Earnings and dividend per share (continued)
	Reconciliation between earnings and
	headline earnings:
	Earnings as reported	6,752	9,189	8,646
	Adjustments:
	Profit on disposal of investment	(64)	(163)	(52)

Profit on disposal of property, plant and equipment and
intangible assets	(30)	(79)	(29)
Impairment/(reversal of impairment) of property, plant,
equipment and intangible assets	134	(26)	12
Write-offs of property, plant and equipment	210	188	284
Acquisition of subsidiary	–	(35)	–
Tax and minority interest effects	(75)	23	(62)
Headline earnings	6,927	9,097	8,799
Reconciliation of diluted weighted average
number of ordinary shares:
Ordinary shares in issue (refer to note 16)	557,031,819	544,944,899	532,855,528
Expected future vesting of shares	1,039,032	2,881,225	1,422,297
Weighted average number of treasury shares
and shares bought back	(15,533,272)	(18,673,806)	(18,514,246)
Weighted average number of shares outstanding	542,537,579	529,152,318	515,763,579
Dividend per share (cents)	110.0	900.0	900.0

The calculation of dividend per share is based on dividends of R4,678 million (2006: R4,801 million;2005: R606 million) declared on June 2, 2006 and 519,711,236 (2006: 533,465,571; 2005: 551,509,083) number of ordinary shares outstanding on the date of dividend declaration. The reduction in the number of shares represents the number of treasury shares held on date of payment.

* The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS and US GAAP. It has been calculated in accordance with the South African Institute of Chartered Accountants’ circular issued in this regard.

Change in comparatives

The amounts for basic, diluted, headline and diluted headline earnings per share for 2006 and 2005 have changed as a result of the change in accounting policies as discussed in note 2. The effect of the change on previously reported numbers is not material.

		2005	2006	2007
9	Net asset value per share (cents)	4,900.2	5,593.5	6,223.2

The calculation of net asset value per share is based on net assets of R31,724 million (2006: R29,165 million; 2005: R26,141 million) and 509,769,454 (2006: 521,408,320; 2005: 533,465,571) number of ordinary shares outstanding.

		2005	2006	2007
		Rm	Rm	Rm
10	Property, plant and equipment
	Additions	4,464	6,310	8,648

A major portion of this capital expenditure relates to

the expansion of existing networks and services. An

extensive build program with focus on Next Generation

Network technologies has resulted in an increase in

property, plant and equipment additions which is

expected to continue over the next few years.

	Disposals	(19)	(56)	(50)
11	Intangible assets
	Additions (including business combinations)	1,516	1,324	1,846
	Disposals	–	(19)	–

Included in the additions is R145 million goodwill and R43 million for a brand name and licence recognised as a result of the acquisition of Africa Online by Telkom, as well as R228 million goodwill as a result of the acquisition of the minorities of Smartphone SP (Proprietary) Limited, Smartcom (Proprietary) Limited, Cointel V.A.S. (Proprietary) Limited, and the acquisition of the business of Africell Cellular Services (Proprietary) Limited by the Vodacom Group (refer to note 19). The remaining additions and disposals relate to the software intangible asset class.

12 Investments and provisions

The most significant movements in the Investments and Provisions in the current year related to the increased provision for litigation with Telcordia (refer to note 21) and the reallocation of the post-retirement medical aid plan asset as noted below.

Post-retirement medical aid plan asset

Included in Provisions as at March 31, 2006 was R2,607 million for the Group’s post-retirement medical liability. The liability is funded with an investment in a cell captive consisting of a sinking fund amounting to R1,089 million, and an annuity policy amounting to R1,730 million, which was included in Investments for the year end March 31, 2006 to the value of R2,819 million.

During the year an addendum to the cell captive annuity policy contract was signed, which resulted in the annuity policy qualifying as a plan asset. This has effectively changed the presentation of the liability and the asset as the annuity policy meets the definition of a plan asset which requires the liability to be reduced by the fair value of the plan asset. The effect of this on the condensed consolidated provisional annual financial statements is a reduction in Investments and Provisions to the value of R1,961 million.

		2005	2006	2007
		Rm	Rm	Rm
	The status of the medical aid liability is as follows:
	Present value of funded obligation	3,079	3,904	4,384
	Fair value of plan assets	–	–	(1,961)
	Funded status	3,079	3,904	2,423
	Unrecognised net actuarial loss	(649)	(1,297)	(1,286)
	Liability included in Provisions	2,430	2,607	1,137
13	Deferred taxation	(435)	(587)	(1,123)
	Deferred tax assets	512	481	593
	Deferred tax liabilities	(947)	(1,068)	(1,716)

The deferred tax asset represents STC credits on past dividends received that are available to be utilised against dividends declared. It is considered probable, given Telkom’s dividend policy, that these credits will be utilised prior to October 1, 2007, at which date it is expected that the proposed change to STC tax treatment as announced by the Minister of Finance, will be effected. The asset will be released as a tax expense when the dividends are declared.

The deferred tax liability increased mainly due to the increase in the difference between the carrying value and tax base of assets, resulting from the change in the estimate of useful lives.

		2005	2006	2007
		Rm	Rm	Rm
14	Inventories	658	814	1,093
	Gross inventories	725	916	1,275
	Write-down of inventories to net realisable value	(67)	(102)	(182)
	Inventories consist of the following categories:	658	814	1,093
	Installation material, maintenance material and
	network equipment	313	487	811
	Merchandise	345	327	282
	Inventory levels as at March 31, 2007 have increased
	due to the roll-out of the next generation network and
	increased inventory required to improve customer service.
15	Net cash and cash equivalents	2,301	4,255	308
	Cash shown as current assets	3,210	4,948	749
	Cash and bank balances	2,375	1,853	649
	Short-term deposits	835	3,095	100
	Credit facilities utilised	(909)	(693)	(441)
	Undrawn borrowing facilities	4,750	9,519	8,658

The undrawn borrowing facilities are unsecured, when drawn bear interest at a rate linked to the prime interest rate, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity.

Borrowing powers

To borrow money, the directors may mortgage or encumber Telkom’s property or any part thereof and issue debentures, whether secured or unsecured, whether outright as a security or debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan.

The decrease in net cash and cash equivalents in the 2007 financial year is primarily due to the substantially higher taxation paid, the increase in cash outflows for additions to property, plant and equipment, as well as the cash outflows for the redemption of the TL06 local bond.

		2005	2006	2007
		Rm	Rm	Rm
16	Share capital and premium
	Issued and fully paid	8,293	6,791	5,329
	532,855,526 (2006: 544,944,897;
	2005: 557,031,817) ordinary shares of R10 each	5,570	5,449	5,329
	1 (2006: 1; 2005: 1) Class A ordinary share of R10	–	–	–
	1 (2006: 1; 2005: 1) Class B ordinary share of R10	–	–	–
	Share premium	2,723	1,342	–
	The following table illustrates the movement within
	the number of shares issued:
		Number	Number	Number
		of shares	of shares	of shares
	Shares in issue at beginning of year	557,031,819	557,031,819	544,944,899
	Shares bought back and cancelled*	–	(12,086,920)	(12,089,371)
	Shares in issue at end of year	557,031,819	544,944,899	532,855,528

The unissued shares are under the control of the Directors of Telkom until the next Annual General Meeting. The directors have been given authority by the shareholders to buy back Telkom’s own shares up to a limit of 20% of the issued share capital as at October 20, 2006. This authority expires at the next Annual General Meeting.

Share buy-back

During the year Telkom bought back 12,089,371 ordinary shares for a total consideration of R1,596 million. This reduced Share capital by R120 million, Share premium by R1,342 million and Retained earnings by R134 million.

During the year ended March 31, 2006, Telkom bought back 12,086,920 ordinary shares for a total consideration of R1,502 million. This reduced the Share capital by R121 million and the Share premium by R1,381 million.

* 1,035,506 shares bought back in the current year have not yet been cancelled from the issued Share capital by the Registrar of Companies.

		2005	2006	2007
		Rm	Rm	Rm
17	Treasury shares	(1,812)	(1,809)	(1,774)

At March 31, 2007, 12,237,016 (2006: 12,687,521; 2005: 12,717,190) and 10,849,058 (2006: 10,849,058; 2005: 10,849,058) ordinary shares in Telkom, with a fair value of R2,031 million (2006: R2,038 million;2005: R1,366 million) and R1,801 million (2006: R1,743 million; 2005: R1,166 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.

The shares held by Rossal No 65 (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan (‘TCSP’).

The reduction in the treasury shares is due to 450,505 shares that vested in terms of the TCSP during the current year.

18	Interest-bearing debt
	Long-term portion of interest-bearing debt	9,504	7,655	4,338
	Local debt	7,526	6,296	2,359
	Foreign debt	794	127	820
	Finance leases	1,184	1,232	1,159
	Current portion of interest-bearing debt	4,499	3,468	6,026
	Local debt	264	2,642	5,772
	Foreign debt	4,210	786	193
	Finance leases	25	40	61

Movements in borrowings for the year are as follows:

Repayments/financing

Commercial Paper Bills with a nominal value of R3,731 million were redeemed in the current financial year. These redemptions were mainly financed with cash flows from operations. Commercial Paper Bills with a nominal value of R4,651 million were issued in the current financial year. Of these, R1,350 million were outstanding as at March 31, 2007. These Commercial Paper Bills range in maturities from 4 days to 2 months.

The medium-term loan to Vodacom International Limited that amounts to R1,312 million (Group share: R656 million) was refinanced during the current period. The loan is now repayable on July 26,

2009 and bears interest at an effective interest rate of LIBOR plus 0.35%.

Repayments/refinancing of current portion of interest-bearing debt.

The TL06 local bond with a nominal value of R2,100 million at March 31, 2006 was redeemed on October 31, 2006. The facility was repaid/refinanced with a mixture of operating cash flows and short-term commercial paper bills. The repayment/refinancing of R5,965 million of the current portion of interest-bearing debt will depend on the market circumstances at the time of repayment. Included in the R5,965 million current portion is R4,680 million nominal value of the TK01 bond due on March 31, 2008.

Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.

		2007
		Rm
19	Acquisition of subsidiaries and minorities
	By Telkom
	Africa Online Limited

On February 23, 2007 Telkom acquired a 100% shareholding in Africa Online Limited from African Lakes Corporation for a total cost of R150 million.

The contribution to revenue and net profit from Africa Online since the acquisition and for the full year are not considered material.

The following intangible assets were identified and fair valued at year end:

	Licences	1
	Brand	42
		43
	The goodwill recognised for year end was provisionally calculated as follows:
	Net liabilities acquired (excluding fair value of intangible assets)	(26)
	Fair value of intangible assets valued to date	43
	Deferred tax raised on intangible assets	(12)
	Goodwill	145
	Purchase consideration	150

The Purchase Price Allocation will be completed in the 2008 financial year. Goodwill has not been tested for impairment as the accounting is provisional, and has not been allocated to the various cash-generating units.

By the Group’s 50% joint venture, Vodacom

Smartphone SP (Proprietary) Limited and subsidiaries

On August 30, 2006, the Vodacom Group acquired a further 19% interest, in addition to the 51% interest already held, in the equity of Smartphone SP (Proprietary) Limited, which had a 85,75% shareholding in Smartcom (Proprietary) Limited at that time.

	Minority interest acquired	11
	Goodwill	157
	Purchase price (Group share)	168

		2007
		Rm
19	Acquisition of subsidiaries and minorities (continued)
	Smartcom (Proprietary) Limited
	On September 13, 2006, the Vodacom Group increased its interest in Smartcom (Proprietary)
	Limited to 88% by acquiring an additional 2.25% interest through its 70% owned subsidiary,
	Smartphone SP (Proprietary) Limited.
	Minority interest acquired (<R1 million)	–
	Goodwill	4
	Purchase price (Group share)	4
	Cointel V.A.S. (Proprietary) Limited
	On October 4, 2006 the Vodacom Group increased its interest to 100% by acquiring 49%
	from the minority shareholders.
	Minority interest	28
	Goodwill	45
	Purchase price (Group share)	73
	On October 9, 2006, Smartphone SP (Proprietary) Limited, acquired a 100% shareholding
	of Cointel V.A.S. (Proprietary) Limited from Vodacom Group (Proprietary) Limited for
	R300 million (Group share: R150 million).
	Africell Cellular Services (Proprietary) Limited
	Effective October 1, 2006 the Vodacom Group acquired the cellular business of
	Africell Cellular Services (Proprietary) Limited. The fair value of the assets and liabilities
	acquired were preliminarily determined as follows:
	Fair value of net assets acquired	18
	Property, plant and equipment	2
	Intangible assets	23
	Deferred taxation liability (including taxation effect on intangible assets)	(7)
	Goodwill	22
	Purchase price (Group share)	40

		2005	2006	2007
		Rm	Rm	Rm
20	Commitments
	Capital commitments
	Capital commitments authorised	7,970	10,265	11,167
	Fixed-line	5,029	6,519	7,008
	Mobile	2,941	3,746	4,159
	Commitments against authorised capital expenditure	825	842	1,099
	Fixed-line	91	200	508
	Mobile	734	642	591
	Authorised capital expenditure not yet contracted	7,145	9,423	10,068
	Fixed-line	4,938	6,319	6,500
	Mobile	2,207	3,104	3,568
	Management expects these commitments to be financed
	from internally generated cash and other borrowings.
21	Contingencies
	Third parties	33	30	28
	Fixed-line	30	27	24
	Mobile	3	3	4
	Guarantee of employee housing loans	122	55	27

Third parties

These amounts represent sundry disputes with third parties that are not individually significant and that the Group does not intend to settle.

Guarantee of employee housing loans

Telkom guarantees a certain portion of employees’ housing loans. The amount guaranteed differs depending on facts such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled before any pension payout can be made to the employee. There is no provision outstanding in respect of these contingencies. The maximum amount of the guarantee in the event of the default is as disclosed above.

The guarantees as at March 31, 2007 have reduced significantly due to negotiations with financial institutions to release certain guarantees older than 5 years.

Supplier dispute

Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, the Company wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately USD130 million plus interest at a rate of 15.50% per year, which has subsequently increased to USD172 million, for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. Telkom brought an application in the High Court in South Africa to review and set aside the partial award. Judgement in Telkom’s favour was handed down on November 27, 2003.

On July 29, 2004, Telcordia filed a further petition to enforce the arbitrator’s partial award in the District Court of New Jersey, USA. On December 8, 2004 the court dismissed Telcordia’s petition. Telcordia’s subsequent appeal was dismissed by the 3rd Circuit Appeal Court with one exception – it reversed the issue of the dismissal of the previous courts’ decision on the basis that the US courts did not have personal jurisdiction over Telkom. Telkom instructed its attorneys to pursue an appeal on this aspect only, to prevent Telcordia from bringing similar petitions in the future. However, the appeal was dismissed by the Appeal Court.

On November 22, 2006, under the auspices of the Supreme Court of Appeal, Bloemfontein, Telcordia successfully appealed the judgment in the High Court, which earlier set aside the decision of the arbitrators partial award. Subsequent to this, Telkom filed an application to the Constitutional Court of South Africa for leave to appeal in respect of one of the issues dealt with in the judgment of the Supreme Court of Appeals. The issue revolves around the proper relationship between the arbitrator and the courts of law in South Africa and how this relationship is to be understood in the light of the right of access to courts set out in Section 34 of the South African Constitution. The Supreme Court of Appeals, in its judgment, effectively failed to recognise Telkom’s right of access to the courts for a stated case under Section 20 of the Arbitration Act. During the course of December 2006, Telkom filed its application in the Constitutional Court. Telkom’s application was dismissed with costs and the parties now expect to proceed with the arbitration particularly in regard to the outstanding issue of quantum.

An arbitration hearing is scheduled to occur in September 2007. As Telkom now has a present obligation, it has recognised USD70 million (R527 million) (2006 and 2005: Nil) for its estimate of probable liabilities.

Competition Commission

There has been no significant development with respect to the SAVA or ISPA claims since March 31, 2006.

The group exposure is 50% of the following items:

Retention incentives

The Vodacom Group has committed a maximum of R652 million (2006: R456 million; 2005: R373 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

Put and call options

In terms of various shareholders’ agreements, put and call options exist for the acquisition of shares in various companies.

Except for a put option relating to Congolese Wireless Network s.p.r.l., to the value of R249 million

(2006: Nil; 2005: Nil), none of the put and call options have any value at any of the periods presented as the conditions set out in the agreements have not been met.

Contingent asset

Litigation is being instituted for the recovery of certain fees paid by the Vodacom Group. The information usually required by IAS 37: Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation. The directors are of the opinion that a claim may be successful and that the amount recovered could be significant.

Negative working capital ratio

At each of the financial periods ended March 31, 2007, 2006 and 2005 the Group had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

		2005	2006	2007
		Rm	Rm	Rm
22	Segment information
	Eliminations represent the inter-segmental transactions that have been eliminated against segment results. The mobile segment represents the Group’s joint venture Vodacom.
	Business Segment
	Consolidated revenue	43,160	47,625	51,619
	Fixed-line	31,457	32,749	33,295
	To external customers	30,888	32,039	32,540
	Intercompany	569	710	755
	Mobile	13,657	17,021	20,573
	To external customers	12,272	15,586	19,079
	Intercompany	1,385	1,435	1,494
	Elimination	(1,954)	(2,145)	(2,249)
	Other income	280	480	384
	Fixed-line	255	430	342
	Elimination	(9)	–	–
	Mobile	34	50	42
	Operating expenses	32,179	33,428	37,533
	Fixed-line	23,691	22,937	24,597
	Elimination	(1,385)	(1,435)	(1,494)
	Mobile	10,451	12,636	15,185
	Elimination	(578)	(710)	(755)
	Consolidated operating profit	11,261	14,677	14,470
	Fixed-line	8,021	10,242	9,040
	Elimination	807	725	739
	Mobile	3,240	4,435	5,430
	Elimination	(807)	(725)	(739)
	Consolidated investment income	350	397	235
	Fixed-line	1,992	2,583	2,899
	Elimination	(1,700)	(2,250)	(2,700)
	Mobile	58	64	36
	Consolidated finance charges	1,694	1,223	1,125
	Fixed-line	1,647	839	856
	Mobile	47	384	269

		2005	2006	2007
		Rm	Rm	Rm
	Consolidated taxation	3,082	4,523	4,731
	Fixed-line	1,775	2,981	2,813
	Mobile	1,307	1,542	1,918
	Minority interests	83	139	203
	Fixed-line	68	81	94
	Mobile	15	58	109
	Profit attributable to equity holders of Telkom	6,752	9,189	8,646
	Fixed-line	6,523	8,924	8,176
	Elimination	(893)	(1,525)	(1,961)
	Mobile	1,929	2,515	3,170
	Elimination	(807)	(725)	(739)
	Consolidated assets	50,177	54,306	56,906
	Fixed-line	40,206	43,748	44,744
	Mobile	11,157	12,262	14,026
	Elimination	(1,186)	(1,704)	(1,864)
	Investments	2,346	2,963	1,461
	Fixed-line	2,240	2,861	1,280
	Mobile	106	102	181
	Financial assets	5,074	275	259
	Fixed-line	5,039	256	231
	Mobile	35	19	28
	Income tax receivable	–	–	520
	Fixed-line	–	–	520
	Mobile	–	–	–
	Total assets	57,597	57,544	59,146
	Consolidated liabilities	15,209	15,171	16,076
	Fixed-line	10,658	10,409	10,399
	Mobile	5,737	6,466	7,541
	Elimination	(1,186)	(1,704)	(1,864)
	Interest-bearing debt	14,003	11,123	10,364
	Fixed-line	12,703	9,889	9,086
	Mobile	1,300	1,234	1,278
	Financial liabilities	313	235	104
	Fixed-line	313	205	70
	Mobile	–	30	34
	Tax liabilities	1,711	1,549	594
	Fixed-line	1,395	1,234	38
	Mobile	316	315	556
	Total liabilities	31,236	28,078	27,138
22	Segment information (continued)
	Other segment information

	Capital expenditure for property, plant and equipment	4,464	6,310	8,648
	Fixed-line	2,820	3,960	5,579
	Mobile	1,644	2,350	3,069
	Capital expenditure for intangible assets	1,387	1,196	1,601
	Fixed-line	1,284	975	1,062
	Mobile	103	221	539
	Depreciation and amortisation	5,944	5,714	5,019
	Fixed-line	4,522	4,216	3,338
	Mobile	1,422	1,498	1,681
	Impairment and asset write-offs	295	162	296
	Fixed-line	210	188	284
	Mobile	85	(26)	12
	Intangible assets impairment – Mobile	49	–	–
	Workforce reduction expense – Fixed-line	961	88	24

23	Related parties
	Details of material transactions and balances with
	related parties not disclosed separately in the
	condensed consolidated provisional annual financial
	statements were as follows:
	With joint venture:
	Vodacom Group (Proprietary) Limited
	Related party balances
	Trade receivables	42	48	61
	Trade payables	(250)	(256)	(353)
	Related party transactions
	Revenue	(569)	(710)	(755)
	Expenses	1,385	1,435	1,494
	Audit fees	3	3	3
	Revenue includes interconnect fees and lease and
	installation of transmission lines.
	Expenses mostly represent interconnect expenses.
	With shareholders:
	Government

	Related party balances
	Trade receivables	232	247	271
	Related party transactions
	Revenue	(2,149)	(2,304)	(2,458)
	With entities under common control:
	Major public entities
	Related party balances
	Trade receivables	47	39	59
	Trade payables	(8)	(2)	(6)
	The outstanding balances are unsecured and will be
	settled in cash in the ordinary course of business.
	Related party transactions
	Revenue	(494)	(370)	(369)
	Expenses	201	172	238
	Rent received	(15)	(17)	(29)
	Rent paid	52	56	27

23	Related parties (continued)
	Key management personnel compensation:
	(Including directors’ emoluments)
	Related party transactions
	Short-term employee benefits*	115	157	176
	Post employment benefits	5	7	14
	Termination benefits	–	12	–
	Equity compensation benefits	3	6	8
	Other long term benefits	1	16	27

* The comparatives for March 31, 2006 and 2005 were restated to include directors’ emoluments of Vodacom which were previously excluded, as well as to reclassify certain amounts to other long-term benefits.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties of telecommunication are made at arms’ length prices. Except as indicated above, outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for related party receivables or payables. Except as indicated above for the year ended March 31, 2007, the Group has not made any impairment of amounts owed by related parties (2006: Nil; 2005: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

24 Significant events

Swiftnet (Proprietary) Limited

Telkom is in the process of selling a 30% shareholding in its subsidiary Swiftnet (Proprietary) Limited (‘Swiftnet’) in order to comply with existing licence requirements from the Independent Communications Authority of South Africa (‘ICASA’). The 30% shareholding was sold to empowerment investors, the Radio Surveillance Consortium (‘RSC’), for R55 million following a competitive sale process run by an independent adviser. The transaction has been concluded without any financial support or facilitation from Telkom. The transaction is still subject to Competition Commission and ICASA approval. Following the completion of the transaction, Swiftnet will be fully compliant with ICASA’s license requirements which stipulate that license holders must have 30% empowerment shareholding.

Telkom Media (Proprietary) Limited

On August 31, 2006 Telkom announced the creation of a new subsidiary, Telkom Media (Proprietary) Limited, a private company which will have a Black Economic Empowerment (‘BEE’) shareholding in terms of the licence requirements, which is one of 18 companies that applied to ICASA for a commercial satellite and cable subscription broadcast licence. At year end these shares have not been transferred as arrangements have not been concluded between the parties. ICASA is expected to award the licences sometime during the next financial year.

The BEE shareholders are Videovision Entertainment (Proprietary) Limited, MSG Afrika Media (Proprietary) Limited and WDB Investment Holdings (Proprietary) Limited. This shareholding combines a wealth of electronic media expertise. Telkom Media will offer two media- and entertainment services: satellite pay-TV and cable TV ‘IPTV’ and will aim to stimulate and lift demand for entertainment services and act as a catalyst for the development of convergent solutions in South Africa. The goal is to substantially broaden access to pay-TV services within the South African population and open the gateway to new converged services.

Initial offerings in the satellite subscription service will provide subscribers with access to seven locally compiled television channels which will contain a significant amount of local content.

Business Connexion Group Limited (‘BCX’)

On April 4, 2006, Telkom announced its firm intention to make an offer to acquire the entire issued share capital of BCX, other than the BCX shares held as treasury shares and, if the trustees of the BCX share incentive trust so agree, the BCX shares held by the BCX share incentive trust.

Telkom’s offer is for the entire issued share capital of BCX at a cash consideration of R9.00 per share for an aggregate of R2.4 billion, including outstanding options. In addition, Telkom has agreed to BCX paying a dividend of R0.25 per share following the scheme meeting, but prior to the implementation of the scheme.

On June 12, 2006, BCX’s shareholders voted in favour of the scheme and on June 20, 2006, the South African courts sanctioned the scheme, subject to the approval of the offer by the South African competition authorities, either unconditionally or subject to such conditions as may be acceptable to Telkom.

Further hearings in relation to the Proposed Acquisition commenced at the Competition Tribunal on March 12, 2007. The boards of directors of Telkom and BCX have therefore agreed to extend the date, by which all conditions precedent to the Scheme have to be fulfilled, to July 1, 2007, unless further extended by agreement between Telkom and BCX.

Wireless Business Solutions (Proprietary) Limited

On March 30, 2007 the Vodacom Group entered into an infrastructure agreement with Wireless Business Solutions (Proprietary) Limited (‘WBS’). WBS appointed the Group to design and construct the WiMAX network. The Group will own and maintain the WiMAX network and grant to WBS the exclusive right to use the WiMAX network during the infrastructure period.

25 Subsequent events

Multi-links Telecommunications Limited

Telkom acquired 75% of Multi-links Telecommunications Limited (‘Multi-links’) for USD280 million (R1,985 million) effective May 1, 2007. Multi-links is a Nigerian Private Telecommunications Operator with a Unified Access License providing fixed, mobile, data, long distance and international telecommunications services throughout Nigeria.

VM, S.A.R.L., trading as Vodacom Mozambique

As at March 31, 2007 Vodacom owned 98% of Vodacom ‘Mozambique’, and the remaining 2% was held by a local consortium named Empresa Moçambicana de Telecommunicações (‘EMOTEL’). Effective April 1, 2007 Vodacom International Limited (Mauritius) sold a portion of its shares to local investors, with 5% being purchased by Intelec Holdings Limitada and Empresa Mocambicana de Telecomunicacoes acquiring an additional 3%, leaving Vodacom International Limited (Mauritius) with a 90% interest in Vodacom Mozambique.

Black economic empowerment (‘BEE’)

The Vodacom Group is in the process of finalising a R7.5 billion BEE equity deal whereby both BEE partners and employees will have the opportunity to share in the success of Vodacom South Africa going forward. The deal is expected to be completed by the end of the 2008 financial year and it is anticipated to make a significant contribution to the wellbeing of the Group and its employees.

Dividends

The Telkom Board declared an annual dividend of R3,197 million or 600 cents per share and a special dividend of R2,664 million or 500 cents per share on June 13, 2007.

Share buy-back

As part of the Group’s commitment to the optimal use of capital, the Telkom Board approved on June 8, 2007 a share buy-back programme to the value of R2.4 billion.

Other matters

The directors are not aware of any other matter or circumstance since the financial year ended March 31, 2007 and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.

10 Supplementary information

In connection with the US Securities Exchange Commission Rules relating to “Conditions for use of

Non-GAAP Financial Measures”, EBITDA and headline earnings have been reconciled to net profit below:

	Year ended March 31,
	2006	2007
EBITDA
Earnings before interest, taxation, depreciation and amortisation (EBITDA)
can be reconciled as follows:
EBITDA	20,553	19,785
Depreciation, amortisation, impairment and write-offs	(5,876)	(5,315)
Investment income	397	235
Finance charges	(1,223)	(1,125)
Taxation	(4,523)	(4,731)
Minority interests	(139)	(203)
Net profit	9,189	8,646
Headline earnings
The disclosure of headline earnings is a requirement of the JSE Securities
Exchange, South Africa and is not a recognised measure under US GAAP.
Headline earnings can be reconciled as follows:
Earnings as reported	9,189	8,646
Profit on disposal of investment	(163)	(52)
Profit on disposal of property, plant and equipment and intangible assets	(79)	(29)
Impairment/(reversal of impairment) of property, plant and equipment
and intangible assets	(26)	12
Write-offs of property, plant and equipment	188	284
Acquisition of subsidiary	(35)	–
Tax and minority interest effects	23	(62)
Headline earnings	9,097	8,799
US DOLLAR CONVENIENCE
		March 31,
		2007
Operating revenue		7,081
Operating profits		1,985
Net profit		1,186

EBITDA	2,714
EPS (cents)	230.6
Net debt	1,358
Total assets	8,113
Cash flow from operating activities	1,283
Cash flow used in investing activities	(1,428)
Cash flow used in financing activities	(401)
Exchange rate
Period end1
US$1 = ZAR	7.29

1. Noon buying rate.

Building for a converged future.

Contacts

Investor relations	Media relations	Retail investors
Nicola White	Lulu Letlape	Computershare
+27 12 311 5720	+27 12 311 4301	086 110 0948
whitenh@telkom.co.za	Letlapll@tekom.co.za

The information contained in this document is also available on Telkom’s investor relations website

http://www.telkom.co.za/ir

Telkom SA Limited is listed on the JSE Limited and the New York Stock Exchange. Information may be accessed on Reuters under the symbols TKG.J and TKG.N and on Bloomberg under the symbol TKG.JH.

www.telkom.co.za